Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and between

JOHNSON OUTDOORS INC.

and

TFX EQUITIES INCORPORATED

for the Purchase of

All of the Outstanding Capital Stock of

TECHSONIC iNDUSTRIES, INC.

May 5, 2004

TABLE OF CONTENTS

Page

ARTICLE 1 -	DEFINITIONS	2
1.1	CROSS-REFERENCE TABLE	2
1.2	LISTED DEFINITIONS	3
ARTICLE 2 -	PURCHASE AND SALE OF STOCK	9
2.1	ACQUISITION OF THE SHARES	9
2.2	PURCHASE PRICE	9
2.3	WORKING CAPITAL ADJUSTMENT	9
ARTICLE 3 -	CLOSING	11
3.1	DATE, TIME AND LOCATION	11
3.2	MATTERS TO OCCUR AT CLOSING	11
ARTICLE 4 -	REPRESENTATIONS AND WARRANTIES	12
4.1	REPRESENTATIONS AND WARRANTIES OF SELLER	12
4.2	REPRESENTATIONS AND WARRANTIES OF BUYER	25
4.3	SURVIVAL OF REPRESENTATIONS AND WARRANTIES	26
ARTICLE 5 -	COVENANTS	26
5.1	COVENANTS CONTINUING BEYOND CLOSING	26
ARTICLE 6 -	INDEMNIFICATION	30
6.1	INDEMNIFICATION BY SELLER	30
6.2	INDEMNIFICATION BY BUYER	31
6.3	SOLE REMEDY	31
6.4	PROCEDURES FOR INDEMNIFICATION	31
6.5	SPECIAL REFERENCES	36
ARTICLE 7 -	DISPUTE RESOLUTION; REMEDIES	36
7.1	DISPUTE RESOLUTION	36
7.2	REMEDIES	37
ARTICLE 8 -	NOTICES, CONSTRUCTION AND INTERPRETATION	37
8.1	NOTICES	37
8.2	ENTIRE AGREEMENT	38
8.3	AMENDMENT	38
8.4	WAIVER	38
8.5	HEADINGS, ETC	38
8.6	SCHEDULES, ETC	39
8.7	SEVERABILITY	39
8.8	COUNTERPARTS	39
8.9	ASSIGNMENT; SUCCESSORS AND ASSIGNS	39
8.10	NO THIRD PARTY BENEFICIARY RIGHTS	39
8.11	GOVERNING LAW	39
8.12	CONSTRUCTION OF THE AGREEMENT	39
8.13	KNOWLEDGE	40
8.14	WAIVER OF JURY TRIAL	40

-i-

LIST OF SCHEDULES*

Schedule 1.2.10	Company Bank Accounts
Schedule 1.2.26	Known IP Issues
Schedule 1.2.36	Exceptions to GAAP
Schedule 1.2.39	Permitted Encumbrances
Schedule 4.1.2	Foreign Qualifications
Schedule 4.1.5	No Violation
Schedule 4.1.8	Financial Statements
Schedule 4.1.9	Undisclosed Liabilities
Schedule 4.1.10	Absence of Changes
Schedule 4.1.11	Title to Assets
Schedule 4.1.12	Real Property
Schedule 4.1.13	Slow Moving, Damaged or Obsolete Inventory
Schedule 4.1.15	Intellectual Property
Schedule 4.1.16	Contracts
Schedule 4.1.17	Compliance with Laws
Schedule 4.1.18	Permits, Etc.
Schedule 4.1.19(a)	Environmental Compliance
Schedule 4.1.19(b)	Underground Storage Tanks
Schedule 4.1.19(c)	Hazardous Substances
Schedule 4.1.21	Product Warranties and Product Claims
Schedule 4.1.22(c)	Tax Audits
Schedule 4.1.22(e)	Other Tax Matters
Schedule 4.1.23	Labor and Employment Matters
Schedule 4.1.24	Pension and Welfare Plans
Schedule 4.1.25(a)	Major Customers
Schedule 4.1.25(b)	Major Suppliers
Schedule 4.1.26	Insurance
Schedule 4.1.27	Required Consents
Schedule 4.1.28	Brokers or Finders
Schedule 5.1.7(a)(ii)	Persons Excluded from Non-Solicitation Covenants
Schedule 5.1.8	Satisfaction of Claims Conditions
Schedule 6.4.4	Affected Structure
Schedule 8.13	Knowledge of Seller or the Company

-ii-

LIST OF EXHIBITS*

Exhibit A	Form of Intellectual Purchase Agreement

*	The above schedules and exhibits have been omitted from this filing. The registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request

-iii-

STOCK PURCHASE AGREEMENT

        THIS STOCK PURCHASE AGREEMENT (the “Agreement”) is entered into on this 5th day of May, 2004, by and between Johnson Outdoors Inc., a corporation organized and existing under the laws of the State of Wisconsin with offices at 555 Main Street, Racine, Wisconsin 53403 (“Buyer”), and TFX EQUITIES INCORPORATED, a corporation organized and existing under the laws of the State of Delaware with offices at Little Falls Centre II, 2751 Centerville Road, Suite 310, Wilmington, Delaware 19808 (“Seller”). Teleflex Incorporated, a corporation organized and existing under the laws of the State of Delaware (“Teleflex”), joins in the Agreement to guarantee the performance of Seller’s obligations hereunder.

BACKGROUND

        Seller owns all of the issued and outstanding capital stock (the “Shares”) of Techsonic Industries, Inc., a corporation organized and existing under the laws of the State of Alabama (the “Company”).

        Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Shares on and subject to the terms and conditions set forth in this Agreement.

        In addition to the acquisition of the Shares, Buyer desires to purchase from Teleflex and Technology Holding Company II, a corporation organized and existing under the laws of the State of Delaware (the “Holding Company”), certain Intellectual Property included in the Company Intellectual Property owned by Teleflex or the Holding Company pursuant to an Intellectual Property Purchase Agreement substantially in the form attached hereto as Exhibit A (the “IP Purchase Agreement”), for a purchase price of Three Million Two Hundred Fifty Thousand Dollars ($3,250,000) (the “IP Purchase Price”), which amount shall be in addition to the Purchase Price to be paid for the Shares hereunder.

        The Holding Company is a wholly-owned subsidiary of Technology Holding Company III, a corporation organized and existing under the laws of the State of Delaware (the “Parent Holding Company”), and the Company is a stockholder of the Parent Holding Company.

        Buyer and Seller have agreed that on the Closing Date all of the shares of the Parent Holding Company owned by the Company will be transferred by the Company to Seller (the “Pre-Closing Stock Transfer”). The Pre-Closing Stock Transfer will occur first, then the transfer of Company Intellectual Property to Buyer pursuant to the IP Purchase Agreement will occur second, and the transfer of the Shares to Buyer hereunder will occur thereafter.

        Seller and Buyer desire to enter into certain other agreements, including, without limitation, the non-competition covenants contained herein, on and subject to the terms and conditions set forth in this Agreement.

        NOW THEREFORE, the parties hereto, in consideration of the premises, covenants and agreements set forth herein, and intending to be legally bound hereby, agree as follows:

ARTICLE 1 — DEFINITIONS

        Certain terms are used in this Agreement as specifically defined herein.

         1.1      CROSS-REFERENCE TABLE. The following terms are defined in the Sections set forth below and, as used herein, shall have the respective meanings therein defined:

Term	Definition
"Accounting Referee"	Section 2.3.4
"Agreement"	Preamble
"Appropriate Response Standard"	Section 6.4.4(d)
"Benefit Plans"	Section 4.1.24
"Buyer"	Preamble
"Buyer's Amount"	Section 2.3.4
"Closing Date"	Section 3.1
"Closing Working Capital	Section 2.3.2
"Closing"	Section 3.1
"Company"	Background
"Conflict"	Section 6.4.2
"Core Business"	Section 5.1.7(a)(i)
"Determination Date"	Section 2.3.4
"Dispute"	Section 7.1.1
"Effective Time"	Section 3.1
"Environmental Retained Liabilities"	Section 1.2.18
"Estimated Closing Working Capital"	Section 2.3.1
"Financial Statements"	Section 4.1.8
"Holding Company"	Background
"Indemnification Claim"	Section 6.4
"Indemnitee"	Section 6.1
"Indemnitor"	Section 6.1
"IP Purchase Agreement"	Background
"IP Purchase Price"	Background
"Known IP Issues"	Section 1.2.25
"Parent Holding Company"	Background
"Pre-Closing Stock Transfer"	Background
"Purchase Price"	Section 2.2
"Record Retention Period"	Section 5.1.6
"Reference Balance Sheet Date"	Section 4.1.8
"Reference Balance Sheet"	Section 4.1.8
"Reference Working Capital"	Section 2.3.1
"Required Consents"	Section 4.1.25
"Response Action(s)"	Section 6.4.4(a)
"Required Response Action(s)"	Section 6.4.4(a)
"Seller's Profit Sharing Plan"	Section 5.1.4(a)
"Seller"	Preamble
"Seller's Amount"	Section 2.3.4
"Shares"	Background
"Teleflex"	Background
"Third Party Claim"	Section 6.4.2
"Threshold Amount"	Section 6.4.3(b)
"Transaction Documents"	Section 4.1.1
"Working Capital Threshold"	Section 2.3.1

        1.2      LISTED DEFINITIONS. For the purpose of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings specified or referred to below and grammatical variations of such terms shall have corresponding meanings.

                  1.2.1      Action. The term “Action” means any and all civil, criminal or administrative actions, causes of action, litigation, suits, arbitrations or other alternate dispute resolution proceedings, investigations, inquiries, proceedings, hearings, charges, complaints, citations, demands, assessments, audits, judgments and claims (including employment-related claims or audits by any taxing authority), regardless of whether a proceeding or lawsuit has been initiated, relating to or asserted by a Person.

                  1.2.2      Affiliate. The term “Affiliate” means with respect to any specific Person, as of the date of determination, any Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, the specified Person.

                  1.2.3      Alpharetta Facility. The term “AlpharettaFacility” means the Leased Real Property of the Company located at Building 300 at Windward Chase, 1220 Old Alpharetta Road, Suite 340, Alpharetta, Georgia 30005.

                  1.2.4      Books and Records. The term “BooksandRecords” collectively means all records (including all financial, sales, personnel and payroll records), information, files, manuals, data, databases, plans, books, ledgers, business plans, projections, documents, lists (including customer, vendor and employee lists and files), and any other recorded knowledge (whether in hard copy or on software or other media) pertaining to the Company and/or to the Business.

                  1.2.5      Business. The term “Business” means the business of the Company as currently conducted, including, the design, manufacture, marketing and/or sale of (a) fishfinders, underwater cameras, depth finders and handheld VHF radios used by recreational or professional anglers and (b) sonar-based ultrasonic distance systems to implement leveling systems for graders and sonar-based fuel tank measuring products.

                  1.2.6      Business Day. The term “BusinessDay” means any day other than Saturday, Sunday and any day that is a legal holiday or a day on which banking institutions in New York, New York are authorized by Law or other action of any Governmental Authority to close.

                  1.2.7      Bylaws. The term “Bylaws” means the bylaws (or other similar document) and all amendments thereto adopted by the Company or other specified Person, each as from time to time in effect.

                  1.2.8      Charter. The term “Charter” means the certificate of incorporation (or other similar document) and all amendments thereto adopted by the Company or other specified Person, each as from time to time in effect.

                  1.2.9      Code. The term “Code” means the federal Internal Revenue Code of 1986, any successor statute of similar import, and the rules and regulations thereunder, collectively and as from time to time amended and in effect.

                  1.2.10      Company Bank Accounts. The term "Company Bank Accounts" means the bank accounts of the Company set forth on Schedule 1.2.10.

                  1.2.11      Company Intellectual Property. The term “Company Intellectual Property”means all of the Intellectual Property owned or licensed by the Company or utilized in the conduct of the Business.

                  1.2.12      Confidential Information. The term “ConfidentialInformation” means all confidential and proprietary information of the Company and shall include, but shall not be limited to, technical information, including research and/or development design, results, techniques and processes; trade practices; apparatus and equipment design; formulae; manufacturing and/or production processes; computer software; technical management information, including project proposals, research plans, programs, status reports, performance objectives and criteria, and analyses of areas for business development; business information, including project, financial, accounting and personnel information, business studies, strategies, plans, procedures, forecasts, and sales and marketing plans, programs, efforts, information and data; the identities of actual and prospective customers, contractors and suppliers; the terms of Contractual Obligations with customers, contractors and suppliers; the Company’s relationship with actual and prospective customers, contractors and suppliers and the needs and requirements of, and the Company’s course of dealing with, any such actual or prospective customers, contractors and suppliers; customer and vendor credit information; and any other materials relating to the Company. In addition, “Confidential Information” shall include, without limitation, all information and materials delivered or disclosed to the Company or Seller in connection with the Business subject to an obligation of confidentiality and/or non-disclosure. Failure to have marked any of the Confidential Information as confidential or proprietary shall not affect its status as Confidential Information under the terms of this Agreement.

                  1.2.13      Confidential Memorandum. The term “ConfidentialMemorandum” shall mean the Confidential Descriptive Memorandum pertaining to the Company and furnished to Buyer through Legg Mason.

                  1.2.14      Confidentiality Agreement. The term “ConfidentialityAgreement” shall mean the Confidentiality Agreement between Buyer and Legg Mason on behalf of Seller, dated February 2, 2004.

                  1.2.15      Contractual Obligations. The term “ContractualObligations” means, with respect to any specified Person, all contracts, agreements, understandings, arrangements, deeds, mortgages, options, leases, purchase orders, sales orders, commitments or non-governmental licenses, written or oral, to which such Person is a party or otherwise subject, or by which such Person or any of such Person’s assets or properties are legally bound.

                  1.2.16      Encumbrance. The term “Encumbrance” means, with respect to any specified property or asset, (a) any encumbrance, mortgage, pledge, lien, assignment, claim, hypothecation, restriction on transfer or other priority or security interest of any kind upon such property or assets, or upon the income or profits therefrom or (b) any right, interest or easement of any other Person in or to such property or asset.

                  1.2.17      Environmental Laws. The term “EnvironmentalLaws” means any and all applicable Laws (including common law) relating to pollution, the protection of the environment or human health, occupational safety and health and sanitation, including Laws relating to emissions, spills, discharges, generation, storage, leaks, injection, leaching, seepage, releases or threatened releases of Hazardous Substances into the environment (including ambient air, surface, water, ground water, land surface or subsurface strata), or otherwise regulating the manufacture, processing, distribution, use treatment, storage, disposal, transport or handling of Hazardous Substances, together with any regulation, code, plan, order, decree, judgment, injunction, notice or demand letter issued, entered, promulgated or approved thereunder.

                  1.2.18      Environmental Retained Liabilities.The term “Environmental Retained Liabilities” shall mean any and all Actions against an Indemnitee by a third party arising out of or related to the presence of Hazardous Substances in soil and/or groundwater at or migrating from the Eufaula Facility caused by a release of chlorinated solvents at the Eufaula Facility prior to the Closing Date, except that for purposes of the definition of Environmental Retained Liabilities, the term third party shall not include any purchaser or assignee who is not a permitted assignee under Section 8.9 hereof and who has not provided a written agreement required under Section 8.9 hereof.

                  1.2.19      ERISA. The term “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

                  1.2.20      Eufaula Facility. The term “EufaulaFacility” means the Owned Real Property of the Company located at 108 Maple Lane, Eufaula, Alabama, as more specifically described on Schedule 4.1.12.

                  1.2.21      GAAP. The term "GAAP" means the accounting principles generally accepted in the United States.

                  1.2.22      Governmental Authority. The term “GovernmentalAuthority”means any federal, state, local or foreign government, any state or other political subdivision thereof, and any entity, department, commission, bureau, agency, authority, board, court, tribunal, official or officer, domestic or foreign, exercising executive, judicial, regulatory or administrative functions of or pertaining to government.

                  1.2.23      Hazardous Substances. The term “HazardousSubstances” means any hazardous, flammable, explosive or toxic materials, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde form insulation, foundry sand or polychlorinated biphenyls (PCBs), or any other substances or wastes regulated, classified or defined by or pursuant to any Environmental Laws, including, without limitation, hazardous or toxic substances, pollutants, wastes or chemicals, and petroleum products or byproducts.

                  1.2.24      Holding Company Intellectual Property. The term “Holding Company Intellectual Property” means all of the Holding Company/Techsonic Patents and Trademarks (as defined in the IP Purchase Agreement) and all of the Holding Company/Techsonic Confidential Information and Intellectual Property (as defined in the IP Purchase Agreement).

                  1.2.25      Intellectual Property. The term “IntellectualProperty”collectively means any trademarks, trademark registrations, trademark rights and renewals thereof, trade names, trade name rights, patents, patent rights, patent applications, industrial models, inventions, invention disclosures, designs, utility models, inventor rights, software, computer programs, computer systems, modules and related data and materials, copyrights, copyright registrations and renewals thereof, service marks, service mark registrations and renewals thereof, service mark rights, trade secrets, applications for trademark and service mark registrations, know-how, Confidential Information, domain names, web sites and pages of web sites and other proprietary rights, and any data and information of any nature or form, together with all applications currently pending or in process for any of the foregoing.

                  1.2.26      IP Claims. The term “IP Claims” shall mean any and all Third Party Claims arising out of or in any way related to the Encumbrances of record identified on Schedule 1.2.26 which are applicable to the items of Company Intellectual Property identified on Schedule 1.2.26 (“Known IP Issues”).

                  1.2.27      Inventory. The term “Inventory” means all inventory, including, without limitation, all raw materials, work in process and finished goods, wherever located, owned or used by the Company and all spare, service and repair parts, supplies and components held for sale.

                  1.2.28      Law. The term “Law” means, at the applicable time, each provision of any then currently existing federal, state, local or foreign law, statute, standard, ordinance, code, order, rule, regulation, resolution or promulgation (including, without limitation, Environmental Laws), and each term of any order, judgment or decree then currently existing, of any Governmental Authority or arbitrator, and each provision of any license, franchise, permit or similar right granted under any of the foregoing.

                  1.2.29      Leased Real Property. The term “LeasedRealProperty” means any real property with respect to which the Company uses or occupies or has the right to use or occupy, now or in the future, such real property (other than the Owned Real Property).

                  1.2.30       Legg Mason. The term "Legg Mason" shall mean Legg Mason Wood Walker, Incorporated.

                  1.2.31      Liability. The term “Liability” means, without limitation, any liability, indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, absolute or contingent, fixed or unfixed, matured or unmatured, known or unknown, asserted or unasserted, choate or inchoate, liquidated or unliquidated, secured or unsecured (including, without limitation, attorneys’, accountants’ consultants’ and experts’ fees, disbursements, interest, penalties, and amounts paid in settlement and court costs).

                  1.2.32      Loss. The term “Loss” or “Losses” means any and all damages, deficiencies, Actions, demands, assessments, judgments, settlement costs or payments, obligations, Liabilities, loss of income, fines, or diminutions in value of any kind or character (whether known or unknown, conditional or unconditional, choate or inchoate, liquidated or unliquidated, secured or unsecured, and whether or not accrued, absolute, contingent or otherwise) and any legal or other costs and expenses (including costs of collection and reasonable experts’, attorneys’, and consultants’fees and expenses and costs of court), as well as interest on any amount payable to a third party as a result of the foregoing.

                  1.2.33      Material Adverse Effect. The term “MaterialAdverseEffect” means a material adverse effect on the business, financial condition or results of operations of the Company, taken as a whole.

                  1.2.34      Most Recent Month End. The term “MostRecentMonthEnd” means the last day of the calendar month immediately preceding the calendar month in which the Closing occurs or such earlier month as is mutually agreed by Buyer and Seller.

                  1.2.35      Most Recent Month End Balance Sheet. The term “MostRecentMonthEndBalanceSheet” means the balance sheet of the Company prepared by the Company as of the Most Recent Month End.

                  1.2.36      Net Working Capital. The term “NetWorkingCapital” means, with respect to a particular date, (a) the total current assets (including cash held in the Company Bank Accounts) of the Company as of such date as specifically identified by line item on the Estimated Closing Balance Sheet or the Final Closing Balance Sheet, as the case may be, minus (b) the total current liabilities of the Company as of such date specifically identified by line item on the Estimated Closing Balance Sheet or the Final Closing Balance Sheet, as the case may be, in each case determined in accordance with GAAP applied on a basis consistent with the Company’s past practices, except as specifically set forth in Schedule 1.2.36; provided that, for purposes of determining the Net Working Capital as of the Closing Date: (i) the value of any slow-moving inventory included in the current assets of the Company shall be the book value of such inventory as set forth on Schedule 4.1.13, without any reserves, write-downs or other adjustments as may be required by GAAP; (ii) the value of any prepaid insurance premiums shall be the actual amount accrued as of the Closing Date, without any write-downs or other adjustments, which had an accrued value as of May 2, 2004 in the amount shown on Schedule 1.2.36; and (iii) the treatment of reserves for returns shall be consistent with the Company’s past accounting practices consistently applied.

                  1.2.37      Owned Real Property. The term “OwnedRealProperty” means the parcels of real property (including, without limitation, all rights of way, easements and other interests) owned by the Company.

                  1.2.38      Permits. The term “Permits” means all of the Company’s federal, state and local permits, authorizations, franchises, licenses, registrations, qualifications, consents, approvals, waivers and all agency listings owned or used by the Company.

                  1.2.39      Permitted Encumbrances. The term “PermittedEncumbrances”collectively means (a) Encumbrances for current real or personal property Taxes that are not yet due or are being contested in good faith by appropriate proceedings (and have been sufficiently reflected or reserved against on the Most Recent Month End Balance Sheet to the extent required by GAAP) on the Closing Date; (b) worker’s, carrier’s, or materialman’s liens or similar liens arising by operation of law or in the ordinary course of the Business in respect of obligations that are not yet due on the Closing Date; (c) as related to the Owned Real Property, (i) rights reserved to or vested in a Governmental Authority to control or regulate the use of real property interests as described in Schedule 1.2.39, and (ii) recorded easements, restrictions, reservations, rights-of-way, covenants, conditions and other similar encumbrances of record (excluding monetary Encumbrances), including, but not limited to, road, highway, pipeline, railroad and utility easements and the items disclosed in Schedule 4.1.12, which, individually or in the aggregate, do not adversely affect the use of such property as currently utilized and do not affect the transferability of such property, (d) with respect to personal property only, Encumbrances evidenced by the filing, for notice purposes only, of financing statements in respect to leases, and (e) the Known IP Issues.

                  1.2.40      Person. The term “Person” means any natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability company, firm, association, trust, joint venture, unincorporated organization, and any Governmental Authority or other legal or business entity of any kind.

                  1.2.41       Real Property. The term "Real Property" means the Owned Real Property and the Leased Real Property.

                  1.2.42       Reference Balance Sheet. The term "Reference Balance Sheet" means the balance sheet of the Company as of December 31, 2003.

                  1.2.43       Reference Balance Sheet Date. The term "Reference Balance Sheet Date" means December 31, 2003.

                  1.2.44      Subsidiary. The term “Subsidiary” means, at the applicable time and with respect to any specified Person, any other Person of which such specified Person shall own directly or indirectly any ownership interests or outstanding capital stock (or other shares of beneficial interest) whether voting or nonvoting.

                  1.2.45      Tax Benefit. The term “TaxBenefit” means the federal, state, local and foreign income tax savings that are actually received by an Indemnitee in accordance with applicable Law directly attributable to Losses subject to indemnification pursuant to the terms of Article 6 hereof, which tax savings shall equal the excess of (a) the liability of the Indemnitee for Taxes for the taxable year or period in respect of which the Tax Benefit is realized, computed without regard to any deductions or credits directly attributable to the Tax Benefit, over (b) the actual liability of the Indemnitee for Taxes for such taxable year or period.

                  1.2.46      Tax Return. The term “TaxReturn” means any tax return, declaration, report, estimate, claim for refund or information return or statement relating to, or required to be filed with, any federal, state, local and foreign taxing authority in connection with the collection or payment of Taxes.

                  1.2.47      Taxes. The term “Taxes” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, business, unincorporated business, excise, severance, stamp, occupation, premium, windfall profits, customs (including tariffs and import duties), capital stock, capital gains, net worth, transaction, franchise, profits, withholding, social security (or similar taxes), unemployment, disability, real property, personal property, ad valorem, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, imposed by or payable to any Governmental Authority, including interest, penalties, deficiencies, additions to tax or additional amounts thereto, whether disputed or not.

ARTICLE 2 —PURCHASE AND SALE OF STOCK

        2.1      ACQUISITION OF THE SHARES. Subject to the terms and conditions set forth in this Agreement and on the basis of the representations, warranties and agreements contained herein, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Buyer, free and clear of all Encumbrances, and Buyer shall purchase from Seller, the Shares for the consideration specified in Section 2.2 hereof.

        2.2      PURCHASE PRICE. The purchase price to be paid by Buyer to Seller for the Shares and the other consideration set forth herein, including, without limitation, the non-competition covenants referred to in Section 5.1.7 hereof, shall be an amount equal to Twenty-Four Million Seven Hundred Fifty Thousand Dollars ($24,750,000) (the “Purchase Price”), subject to adjustment pursuant to Section 2.3 hereof, which price shall be payable and deliverable at the Closing by Buyer to Seller in accordance with Section 3.2.2 hereof.

        2.3      WORKING CAPITAL ADJUSTMENT.

                  2.3.1      Estimated Closing Working Capital. Seller, in consultation with Buyer, shall prepare and deliver to Buyer, on the Closing Date, a good faith estimate of the Net Working Capital of the Company as of the close of business on May 2, 2004 (the “Estimated Closing Working Capital”). The Purchase Price, and cash to be paid by Buyer at Closing, shall be either (i) decreased on a dollar for dollar basis by the amount, if any, by which the Estimated Closing Working Capital is less than Thirteen Million Three Hundred Thousand ($13,300,000) (the “Working Capital Threshold”) or (ii) increased on a dollar for dollar basis by the amount, if any, by which the Estimated Closing Working Capital exceeds the Working Capital Threshold.

                  2.3.2      Closing Working Capital. As promptly as practicable after the Closing, but no later than forty-five (45) days after the Closing Date, Buyer shall cause to be prepared and delivered to Seller a statement of the calculation of the Net Working Capital of the Company as of the close of business on May 2, 2004 (the “Closing Working Capital”), which statement shall be prepared in a manner consistent in all respects with the principles and rules applied in the preparation of the Estimated Closing Working Capital and the Working Capital Threshold, including, without limitation, with respect to slow-moving inventory.

                  2.3.3      Notice of Disagreement. If Seller disagrees with Buyer’s calculation of the Closing Working Capital delivered pursuant to Section 2.3.2 hereof, then Seller may, within twenty (20) days after delivery of Buyer’s calculation of the Closing Working Capital, deliver a notice to Buyer stating Seller’s disagreement with such calculation and setting forth Seller’s calculation of the Closing Working Capital. Any such notice of disagreement shall specify those items or amounts as to which Seller disagrees. If Seller does not deliver a notice of disagreement in accordance with this Section 2.3.3, then the amount of the Closing Working Capital set forth in the statement delivered by Buyer pursuant to Section 2.3.2 hereof shall thereupon be final and binding upon Buyer and Seller, and shall not be subject to further judicial or other review.

                  2.3.4      Resolution of Disagreement. If a notice of disagreement is duly delivered pursuant to Section 2.3.3 hereof, Buyer and Seller shall, during the fifteen (15) days following such delivery, use their reasonable efforts to reach agreement on the disputed items or amounts in order to determine the amount of the Closing Working Capital, which amount shall not be less than the amount thereof shown in Buyer’s calculation delivered pursuant to Section 2.3.2 hereof, nor more than the amount thereof shown in Seller’s calculation delivered pursuant to Section 2.3.3 hereof. If during such period, Buyer and Seller are unable to reach such agreement, they shall promptly thereafter cause the Atlanta, Georgia office of KPMG LLP (the “Accounting Referee”) to review the disputed items or amounts and to calculate the Closing Working Capital (it being understood that in making such calculation, the Accounting Referee shall be functioning as an expert and not as an arbitrator). In making such calculation, the Accounting Referee shall consider only those items or amounts in Buyer’s calculation of the Closing Working Capital as to which Seller has disagreed pursuant to Section 2.3.3 hereof. The Accounting Referee shall not require or consider witness or expert testimony or briefings of any nature. The Accounting Referee shall deliver to Buyer and Seller, as promptly as practicable (but in any case no later than thirty (30) days from the date of engagement of the Accounting Referee), a report setting forth such calculation. Such report shall be final and binding upon Buyer and Seller, and shall not be subject to further judicial or other review. Seller and Buyer shall each bear its own fees and expenses, including, without limitation, those of its accountants and other representatives, in connection with the preparation and review of the Closing Working Capital. If the Closing Working Capital reported by the Accounting Referee is closer in amount to Buyer’s calculation of the Closing Working Capital delivered pursuant to Section 2.3.2 hereof (“Buyer’s Amount”) than to the Closing Working Capital as reflected in Seller’s objection delivered pursuant to Section 2.3.3 hereof (“Seller’s Amount”), then Seller shall bear all fees and expenses of the Accounting Referee. If, however, the Closing Working Capital reported by the Accounting Referee is closer in amount to Seller’s Amount than Buyer’s Amount, then Buyer shall bear all such fees and expenses of the Accounting Referee. Such payment shall be made in accordance with the provisions of Section 2.3.6 hereof. The date on which the Closing Working Capital becomes final and binding on the parties is the “Determination Date”.

                  2.3.5      Cooperation. Buyer and Seller shall, and shall cause their respective representatives to, cooperate and assist in the preparation of the calculation of the Closing Working Capital and in the conduct of the review referred to in Section 2.3.4 hereof, including, without limitation, making available to each other and to the Accounting Referee (if applicable) all books, records, work papers and personnel reasonably requested.

                  2.3.6      Post-Closing Payment. (i) If the Closing Working Capital, as finally determined pursuant to Section 2.3.3 or Section 2.3.4 hereof, is less than the Estimated Closing Working Capital, then an amount equal to such deficiency shall be paid by Seller to Buyer; and (ii) if the amount of the Closing Working Capital, as finally determined pursuant to Section 2.3.3 or Section 2.3.4 hereof, is greater than the Estimated Closing Working Capital, then an amount equal to such excess shall be paid by Buyer to Seller; provided that, in either such case the required payment shall be made within five (5) Business Days following the Determination Date, by wire transfer of immediately available funds to an account designated by the recipient, without deduction for any rights of defense, setoff, recoupment or counterclaim that Buyer or Seller may allege.

                  2.3.7      Interest on Post-Closing Payment. The amount of any cash payment to be made pursuant to Section 2.3.6 hereof, shall bear interest from and including the Closing Date to, but excluding, the date of payment at a rate per annum equal to the rate of interest published from time to time by the Wall Street Journal as the ‘prime rate’ at large U.S. money center banks during the period from the Closing Date to the date of payment. Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of three hundred sixty (360) days and the actual number of days elapsed.

ARTICLE 3 — CLOSING

        3.1      DATE, TIME AND LOCATION. The closing under this Agreement (the “Closing”) shall take place at the offices of Pepper Hamilton LLP, 400 Berwyn Park, 899 Cassatt Road, Berwyn, Pennsylvania 19312 at 5:00 PM (East Coast Time) on the 5th day of May, 2004 or such other date, time or place as may be mutually agreed upon by the parties hereto (the “Closing Date”). The effective time of the Closing shall be at 12:01 a.m. on the Closing Date (the “Effective Time”).

        3.2      MATTERS TO OCCUR AT CLOSING

                  3.2.1      Transfer and Assignment of the Shares. At Closing, subject to the terms and conditions set forth in this Agreement, Seller shall convey, transfer, assign and deliver to Buyer all of the Shares with a good and marketable title, free and clear of any Encumbrances, duly endorsed in blank or accompanied by duly executed stock powers and other necessary or appropriate assignment documents. The form of all documents of transfer pertaining to the Shares shall be in a form reasonably satisfactory to Buyer. Delivery of such transfer documents shall be made against delivery of the Purchase Price on the Closing Date, in accordance with the terms of this Agreement.

                  3.2.2      Payment of the Purchase Price. At Closing, Buyer shall deliver to Seller the Purchase Price by wire transfer of immediately available funds to an account designated by Seller to Buyer in writing prior to Closing.

                  3.2.3      Good Standing Certificates.

                            (a)     At Closing, Seller will provide to Buyer (a) a certificate of good standing dated on or about the Closing Date stating that the Company is a corporation in good standing under the Laws of the State of Alabama and (b) a certificate of good standing dated on or about the Closing Date stating that Seller is a corporation in good standing under the Laws of the State of Delaware.

                            (b)     Good Standing Certificates. At Closing, Buyer will provide to Seller a certificate of status dated on or about the Closing Date stating that Buyer is a corporation in current status under the Wisconsin Business Corporation Law.

                  3.2.4      Transfers. On the Closing Date, (i) the Company shall transfer all of the shares of the Parent Holding Company owned by the Company to Seller, and then (ii) immediately prior to the Closing the Holding Company and Buyer shall execute and deliver the IP Purchase Agreement; Buyer shall make payment to the Holding Company of the IP Purchase Price; and the Holding Company shall execute and deliver to Buyer the instruments of assignment, substantially in the form attached to the IP Purchase Agreement, assigning the Holding Company Intellectual Property to Buyer.

                  3.2.5      Required Consents. At the Closing, Seller will provide to Buyer evidence satisfactory to Buyer that any approval, consent, authorization or other order set forth on Schedule 4.1.27 has been obtained by Seller.

                  3.2.6      Release of Encumbrances. At the Closing, Seller will provide to Buyer evidence satisfactory to Buyer that all Encumbrances, except for Permitted Encumbrances, on the properties and assets (tangible or intangible) owned or used by the Company have been terminated or otherwise released.

ARTICLE 4 — REPRESENTATIONS AND WARRANTIES

        4.1       REPRESENTATIONS AND WARRANTIES OF SELLER. Seller hereby represents and warrants to Buyer as follows:

                  4.1.1      Corporate Status of Seller. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own and sell the Shares, to enter into this Agreement and all other agreements and instruments to be executed by it in connection herewith (the “Transaction Documents”) and to perform its obligations hereunder and thereunder. Seller has delivered to Buyer a complete and correct copy of its Charter and Bylaws.

                  4.1.2      Corporate Status of the Company. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Alabama and has all requisite corporate power and authority to own its properties and to carry out the Business as presently conducted by it. Seller has delivered to Buyer a complete and correct copy of the Charter and Bylaws of the Company. The Company is duly qualified as a foreign corporation, and is in good standing as such, in the jurisdictions set forth on Schedule 4.1.2.

                  4.1.3       Subsidiaries, Affiliate Dealings. The Company has no Subsidiaries and has no ownership or other beneficial interest in any Person.

                  4.1.4      Corporate Authority; Effective Agreement. The execution and delivery of this Agreement and the Transaction Documents by Seller and the performance by Seller of the transactions provided for herein and therein have been duly authorized by all necessary corporate action on the part of Seller. This Agreement and the Transaction Documents have been duly executed and delivered by Seller and constitute the legal, valid and binding obligation of Seller, enforceable against it in accordance with their respective terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Laws in effect now or hereafter relating to creditors’ rights generally and by equitable principles, whether considered in a proceeding at law or in equity.

                  4.1.5      No Violation. Except as set forth on Schedule 4.1.5, the execution, delivery and performance by Seller of this Agreement and the Transaction Documents and the consummation of the transactions provided for herein and therein do not and will not, with or without the giving of notice, the passage of time, or both: (i) conflict with, violate or result in the breach of any of the terms or conditions of, or constitute a default under (A) the Charter or Bylaws of Seller or the Company, (B) any Contractual Obligation, including rights of termination or cancellation, to which Seller or the Company is a party or by which Seller or the Company is bound, or (C) any Law to which Seller or the Company is subject; or (ii) result in the creation or imposition of any Encumbrance affecting the Shares or the assets of the Company.

                  4.1.6      Charter or Bylaws. Neither Seller nor the Company is in violation of, or in default under, any provision of its Charter or Bylaws.

                  4.1.7      Capitalization. The authorized equity securities of the Company consist of 3,000,000 shares of common stock, par value $0.01 per share, of which 1,118,890 shares are issued and outstanding. Seller is and will be on the Closing Date the record and beneficial owner and holder of the Shares, free and clear of all Encumbrances. All of the Shares have been duly authorized and validly issued and are fully paid and nonassessable. Other than the Shares, there are no outstanding equity securities of the Company and no outstanding options, warrants or other rights for the purchase of equity securities of the Company. There are no Contractual Obligations or other rights relating to the issuance, sale, or transfer of the Shares. None of the Shares were issued in violation of any Law.

                  4.1.8      Financial Statements. The books of account and related records of the Company fairly and accurately reflect in reasonable detail its assets and liabilities. Attached hereto as Schedule 4.1.8 are the following financial statements of the Company (collectively, the “Financial Statements”): (i) the unaudited balance sheets of the Company as of December 31, 2002 and December 31, 2003, and the related statements of income and cash flows for the years then ended and (ii) an unaudited balance sheet of the Company as of March 31, 2004, and the related unaudited statements of income and cash flows for the periods then ended. Except as set forth on Schedule 4.1.8, the information included in the Financial Statements identified in clause (i) above was included in the audited financial statements of Teleflex as of the dates and for the years indicated, without adjustment other than normal recurring elimination entries in consolidation. The Financial Statements (a) are true, complete and accurate in all material respects, (b) have been prepared in accordance with GAAP applied on a basis consistent with the Company’s past practices, except as specifically set forth in Schedule 4.1.8, and (c) fairly present in all material respects the assets, liabilities and financial position, the results of operations and cash flows of the Company as of the dates and for the years and periods indicated; provided that, notwithstanding anything set forth herein, Seller is making no representation or warranty with the respect to the treatment on any of the Financial Statements of reserves for returns or, except as expressly stated in Section 4.1.13 hereof, of slow-moving or obsolete inventory.

                  4.1.9      Absence of Undisclosed Liabilities. Except as and to the extent specifically set forth on the face of the Reference Balance Sheet or in Schedule 4.1.9, the Company does not have any Liabilities, other than: (a) Liabilities incurred since the Reference Balance Sheet Date in the ordinary course of the Business consistent with past practice, none of which has had or is reasonably likely to have a Material Adverse Effect on the Company, or (b) Liabilities disclosed in this Agreement or in the disclosure schedules.

                  4.1.10      Absence of Changes. Except as set forth on Schedule 4.1.10, since the Reference Balance Sheet Date, the Company has not:

                            (a)     experienced any Material Adverse Effect; provided, however, that for purposes of this Section 4.1.10(a) none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect on the Company: (i) changes, events or developments in economic, regulatory, social or political conditions not directly affecting the Company or the Business, including (A) the engagement by the United States in war or armed hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, (B) changes in GAAP, or (C) changes in any Laws, or (ii) the execution, delivery or performance of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, or the announcement thereof;

                             (b)     suffered any material loss, damage or destruction, whether covered by insurance or not, relating to or affecting the Business or the Company;

                             (c)     sold, leased, encumbered, assigned, transferred, or otherwise disposed of any assets or properties, tangible or intangible, in an aggregate amount in excess of $50,000, except for sales in the ordinary course of the Business consistent with past practice;

                             (d)     issued any note, bond or other debt security, or assumed or guaranteed any Liabilities (whether short or long term); created or suffered to exist any Encumbrance on assets of the Company, or increased the amount of any Liability outstanding under any loan agreement, mortgage, equipment lease or other borrowing arrangement, except in the ordinary course of the Business consistent with past practice;

                             (e)     declared, set aside or paid any dividend or made or agreed to make any other distribution or payment in respect of its capital stock (whether in cash or in kind) or redeemed, purchased or otherwise acquired or agreed to redeem, purchase or acquire any of its capital stock;

                             (f)     made any increase in the salaries or other compensation of, or made any advance (excluding advances for ordinary business expenses) to, or made any material changes in the terms of employment of any of its employees, officers or directors, or made any material increase in other benefits to which any of its employees, officers or director may be entitled;

                             (g)     changed any of the accounting principles, practices or policies followed or the methods of applying such principles, practices or policies;

                             (h)     made or authorized any amendment to its Charter or Bylaws, except as may be necessary to carry out this Agreement;

                             (i)     except as specifically included in the 2004 budget of the Company previously provided to Buyer, made any capital expenditure in an amount in excess of $50,000;

                             (j)     made any acquisition of securities or assets of, merged or consolidated with, or acquired or agreed to acquire or be acquired by, any other Person; or

                             (k)     agreed, so as to be legally bound, whether in writing or otherwise, to take any of the actions set forth in this Section 4.1.10 and not otherwise permitted by this Agreement.

                  4.1.11      Title to and Condition of Assets. Except as set forth on Schedule 4.1.11, the Company has good and marketable title or a valid and subsisting leasehold interest in all the properties and assets (tangible and intangible) owned or used by the Company, free and clear of all Encumbrances, except for Permitted Encumbrances. Except as set forth on Schedule 4.1.11, the Company does not use any assets or rights that are not owned, licensed or leased by the Company. Except as set forth on Schedule 4.1.11, all tangible assets (real and personal) owned or utilized by the Company are in good operating condition and repair (subject to normal wear and tear), free from any defects (except for such minor defects as do not interfere with the use thereof in the conduct of the normal operations thereof). Except as set forth on Schedule 4.1.11, all buildings, plants and other structures owned or utilized by the Company are in good condition and repair (subject to normal wear and tear) and have no material structural defects or material defects affecting the plumbing, electrical, sewerage, or heating, ventilating or air conditioning systems (except for such minor defects as do not interfere with the use thereof in the conduct of the normal operations thereof).

                  4.1.12       Real Property. Except as set forth on Schedule 4.1.12:

                             (a)    Owned Real Property. The Company has no Owned Real Property other than the Eufaula Facility. The Company has good and marketable fee simple title to the Eufaula Facility, free and clear of all Encumbrances, except for Permitted Encumbrances.

                             (b)    Leased Real Property. The Company has no Leased Real Property other than the Alpharetta Facility. The Company has a valid and subsisting leasehold estate in, and enjoys peaceful and undisturbed possession in all material respects of, the Alpharetta Facility, free and clear of all Encumbrances, except for Permitted Encumbrances.

                             (c)    Real Property Generally. Neither Seller nor the Company has received any written or oral notice for assessments for public improvements against any of the Real Property which remains unpaid and, to the knowledge of Seller, no such assessment has been proposed. The Real Property is in compliance with all Laws (other than Environmental Laws, which are dealt with exclusively in Section 4.1.19 hereof) in all material respects. Neither Seller nor the Company has received any written notice or order by any Governmental Authority, any insurance company which has issued a policy with respect to any of such the Real Property or any board of fire underwriters or other body exercising similar functions which (a) relates to violations of building, safety, fire or other ordinances or regulations, (b) claims any defect or deficiency with respect to or adverse possession or prescriptive rights involving or affecting any of the Owned Real Property or (c) requests the performance of any repairs, alterations or other work to or in any of the Owned Real Property or in the streets bounding the same. There is no pending condemnation, expropriation, eminent domain or similar proceeding affecting all or any portion of any of the Owned Real Property and, to the knowledge of Seller, no such proceeding is contemplated. All of the Real Property has permanent rights of access to dedicated public highways. To the knowledge of Seller or the Company, no fact or condition exists that would prohibit or adversely affect the ordinary rights of access to and from the Real Property from and to the existing highways and roads, and there is no pending or, to the knowledge of Seller or the Company, threatened restriction or denial, governmental or otherwise, upon such ingress and egress. Except for items set forth on Schedule 4.1.12, there is not, to the knowledge of Seller or the Company, (i) any structure located on any Real Property that encroaches on or over the boundaries of neighboring or adjacent properties, (ii) any structure of any other Person that encroaches on or over the boundaries of any Real Property, or (iii) any part of the Real Property that is located in a flood plain, flood hazard area, wetland or lakeshore erosion area within the meaning of any Law. No public improvements have been commenced and, to the knowledge of Seller or the Company, none are planned that in either case may result in special assessments against or otherwise materially adversely affect any Owned Real Property or the Company’s use of any Leased Real Property.

                  4.1.13      Inventory. All Inventory reflected on the Reference Balance Sheet, except for slow-moving or obsolete items as set forth on Schedule 4.1.13 and determined in accordance with the Company’s accounting practices consistently applied, is valued at the lower of cost (on a FIFO basis) or market. All Inventory purchased since the Reference Balance Sheet Date consists of a quality and quantity usable and saleable in the ordinary course of the Business.

                  4.1.14      Accounts Receivable. All of the trade accounts receivable of the Company reflected on the Reference Balance Sheet, and all accounts receivable and notes receivable that have arisen since the Reference Balance Sheet Date represent amounts receivable for merchandise actually delivered or services actually provided (or, in the case of non-trade accounts or notes represent amounts receivable in respect of other bona fide business transactions) and have arisen in the ordinary course of the Business. All accounts receivable and notes receivable are free and clear of all Encumbrances and arose out of arm’s length transactions actually made in the ordinary course of the Business.

                  4.1.15      Intellectual Property.

                             (a)     The Company owns, or possesses adequate licenses or other valid rights to use (including the right to sublicense to customers, suppliers or others as needed), all of the Company Intellectual Property, other than the Holding Company Intellectual Property. Schedule 4.1.15 sets forth: (i) all issued patents, registered trademarks and service marks, registered copyrights and any pending applications for any of the foregoing included in the Company Intellectual Property and (ii) all written licenses and other agreements to which the Company is a party and pursuant to which the Company is authorized to use any material Intellectual Property. Except as set forth on Schedule 4.1.15, to conduct the current business of the Company, the Company does not require any Intellectual Property right owned by a third party, other than the Holding Company Intellectual Property, that the Company does not already own, license or otherwise have a valid right to use.

                             (b)     All Company Intellectual Property shown as registered in Schedule 4.1.15 has been properly registered in all jurisdictions where required for the conduct of the Business (as currently conducted), which jurisdictions are set forth in Schedule 4.1.15. All pending registrations and applications have been properly made and filed, and all annuity, maintenance, renewal and other fees relating to registrations or applications are current. Except as set forth in Schedule 4.1.15, neither the Company nor the Holding Company has granted any license or made any assignment of any of any Company Intellectual Property, other than any license granted by the Holding Company to the Company. Except as set forth in Schedule 4.1.15, the Company does not pay any royalties or other consideration for the right to use any Intellectual Property of others.

                             (c)     Neither Seller nor the Company has received any written notice claiming that the Company is infringing or has infringed any Intellectual Property of another Person. To the knowledge of Seller or the Company, no Person is infringing or has infringed any of the Company Intellectual Property. No claims with respect to the Company Intellectual Property have been served on the Company or the Holding Company or, to the knowledge of Seller and the Company, are threatened, by any Persons (i) to the effect that the manufacture, sale or use of any product, process or service as now used or offered for sale by the Company infringes on any Intellectual Property right of any Person, (ii) against the use by the Company of any Company Intellectual Property or (iii) challenging the ownership, validity, enforceability or effectiveness of any of the Company Intellectual Property.

                             (d)     The Company has good and marketable title to each item of Company Intellectual Property owned by it, free and clear of any Encumbrances, except for Permitted Encumbrances and Known IP Issues, except where the failure to have such rights would not have a Material Adverse Effect on the Company. The consummation of the transactions contemplated hereby will not alter or impair any of the Company Intellectual Property.

                  4.1.16      Contracts.

                             (a)     Except for the contracts specifically disclosed on Schedule 4.1.16, the Company is not a party to or bound by any material Contractual Obligation:

                                       (i)     to lease (as lessee) any real or personal property with annual lease payments in excess of $50,000;

                                       (ii)     to sell or lease (as lessor) any assets of the Company (other than the sale of Inventory in the ordinary course of the Business consistent with past practice);

                                       (iii)     for capital expenditures or for the purchase of materials, supplies, goods or services (other than the purchase of Inventory in the ordinary course of the Business consistent with past practice), that involves a commitment or obligation with respect to future payment by the Company in excess of $50,000;

                                       (iv)     for the employment of any employee for a period of time extending beyond the Closing Date;

                                       (v)     for the payment of severance benefits or retention bonuses;

                                       (vi)     for any distribution, dealer, sales representative, marketing or other similar arrangements with respect to the promotion or sale of the Inventory;

                                       (vii)     for partnership, joint venture or strategic alliance;

                                       (viii)     for joint development or other similar arrangements;

                                       (ix)     relating to indebtedness for borrowed money or the deferred purchase price of property that involves a commitment or obligation with respect to future payment by the Company in excess of $50,000;

                                       (x)     that guarantees the payment or performance of any indebtedness or other obligation of any other Person that may involve future payment by the Company in excess of $50,000;

                                       (xi)     that restricts the right of the Company to (x) compete with any Person or in any territory with respect to the Business or (y) own, operate, sell, transfer, pledge or otherwise dispose of or encumber any of the Company’s assets, or which would so restrict the right of the Company to do so after the Closing Date;

                                       (xii)     under which the consequences of a default or early termination by the Company could reasonably be expected to result in a Liability to the Company in excess of $50,000; or

                                       (xiii)     which provide for the receipt or expenditure by the Company of more than $50,000 in any calendar year, except agreements for the purchase or sale of goods or rendering of services in the ordinary course of the Business consistent with past practice.

                             (b)     Each Contractual Obligation of the Company set forth on Schedule 4.1.16 is a valid and binding agreement of the Company, is in full force and effect and is enforceable in accordance with its terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Laws in effect now or hereafter relating to creditors’ rights generally and by equitable principles, whether considered in a proceeding at law or in equity.

                             (c)     To the knowledge of Seller and the Company, no event has occurred which through the passage of time or the giving of notice, or both, would (a) constitute a breach or default by any party to any Contractual Obligation of the Company set forth on Schedule 4.1.16, or (b) cause the acceleration of such Contractual Obligation of the Company.

                             (d)     True and complete copies (or in respect of oral agreements, a description of material terms) of each written contract of the Company set forth on Schedule 4.1.16 have been delivered to Buyer.

                  4.1.17      Compliance with Laws. Except as set forth on Schedule 4.1.17, the Company has complied in all material respects with all Laws (other than Environmental Laws, which are dealt with exclusively in Section 4.1.19 hereof) applicable to the Company. The Company has not received any notice from any Governmental Authority that any of the properties, facilities, equipment or business procedures or practices of the Company fail to comply with any applicable Laws (other than Environmental Laws, which are dealt with exclusively in Section 4.1.19 hereof).

                  4.1.18      Permits, Etc. The Company has all licenses, permits, approvals, certifications, consents and listings of all Governmental Authorities and all certification organizations required, and all exemptions from requirements to obtain or apply for any of the foregoing, for the conduct of the Business (as currently conducted) and the operation of its facilities. All such licenses, permits, approvals, certifications, consents and listings are set forth in Schedule 4.1.18, are in full force and effect and will not be affected or made subject to any loss, limitation or obligation to reapply as a result of the transactions contemplated hereby. The Company has complied in all material respects with the terms and conditions of all Permits.

                  4.1.19      Environmental Matters.

                             (a)    Compliance. Except as disclosed on Schedule 4.1.19(a), the Company has complied with all Environmental Laws, including, without limitation, environmental Permits, except where any such instance of non-compliance would not have a Material Adverse Effect on the Company. No written notices of any violation or alleged violation of any Environmental Law relating to the operations or properties of the Company have been received by Seller or the Company and are pending and unresolved, except where any such violation would not have a Material Adverse Effect on the Company. There are no (i) outstanding writs, injunctions, decrees, orders or judgments which, expressly by their respective terms, are binding upon the Company, or (ii) Actions pending against the Company or, to the knowledge of Seller or the Company, threatened against the Company, relating to compliance by the Company with or Liability under any Environmental Law, except where any such violation would not have a Material Adverse Effect on the Company. Except as disclosed on Schedule 4.1.19(a) and for the Environmental Retained Liabilities, there are and have been no acts or omissions by the Company that could reasonably be likely to lead to Liability of the Company under Environmental Laws regarding the Owned Real Property or the Leased Real Property, except where any such Liability would not have a Material Adverse Effect on the Company.

                             (b)    Underground Storage Tanks. Except as disclosed on Schedule 4.1.19(b), there are no, and have not been during the Company’s ownership or use of the Owned Real Property any underground storage tanks on the Owned Real Property.

                             (c)    Hazardous Substances, Etc. Except as disclosed on Schedule 4.1.19(c) and for the Environmental Retained Liabilities, no Hazardous Substances have been disposed of or released by the Company on any real property (including without limitation the Owned Real Property, the Leased Real Property, and, to the knowledge of Seller and the Company, any off-site property), which the Company is required to investigate or remediate under applicable Environmental Laws and which remediation would have a Material Adverse Effect on the Company.

                             (d)    Disclosure. Seller has provided Buyer with any and all environmental investigations, studies and audits in the possession of the Company which have been conducted by third party environmental consultants or engineers in the past five years in relation to any of the Real Property or other assets of the Company. To the extent required by any Law, the Company has provided Buyer with any environmental disclosure statements for the Real Property.

                             (e)    Exclusivity of Environmental Representations and Warranties. The representations and warranties contained in this Section 4.1.19 shall be the exclusive representations and warranties with respect to environmental matters (including, without limitation, Hazardous Substances or Environmental Laws), and, notwithstanding anything to the contrary set forth in any other provision in this Agreement, no other representation or warranty is made in this Agreement with respect to environmental matters.

                  4.1.20      Litigation. There are no Actions pending or, to the knowledge of Seller or the Company, threatened, against or affecting the Company or the Business at law or in equity or otherwise, before or by any Governmental Authority or any other Person. Neither Seller nor the Company is bound by any judgment, order, decree or award of any Governmental Authority or any other Person with respect to or affecting the Company or the Business. There is no unsatisfied judgment, order or decree or any open injunction binding upon Seller or the Company which would have a material adverse effect on the ability of Seller to enter into and perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

                  4.1.21      Product Warranties and Product Claims. The Company has not made any oral or written warranties with respect to the quality or absence of defects of the products or services which it has sold or rendered in the conduct of the Business, except for the warranties described on Schedule 4.1.21. Except as disclosed on Schedule 4.1.21 hereto, there are no claims pending or, to the knowledge of Seller or the Company, threatened against the Company in excess of $25,000 with respect to the quality of, or absence of defects in, such products or services of the Business. None of the Company’s products has been the subject of any general replacement, field-fix, retrofit, modification or recall campaign, and, to the knowledge of Seller and the Company, no facts or conditions exist that could reasonably be expected to result in a general replacement or recall campaign, except as disclosed on Schedule 4.1.21.

                  4.1.22       Tax Matters.

                             (a)     All Tax Returns required to be filed with respect to the Business have been timely filed in each state and jurisdiction where such Tax Returns are required to be filed, and such Tax Returns are true and correct in all material respects. All Taxes required to be paid with respect to the Business have been paid, whether or not shown on such Tax Returns. All Taxes required to be withheld from employees or independent contractors of the Company have been properly withheld, and, if required, have been deposited with the appropriate Governmental Authority. No claim or investigation is pending or, to the knowledge of Seller or the Company, threatened by any Governmental Authority alleging that the Company has a duty to file Tax Returns and pay Taxes or is otherwise subject to the taxing authority of any jurisdiction to which the Company does not currently file Tax Returns and pay Taxes. Neither Seller nor the Company has extended, or waived the application of, any statute of limitations of any Governmental Authority regarding the assessment or collection of any Taxes with respect to the Business. Seller has made available to Buyer true and complete copies of all Tax Returns filed by the Company for Tax periods ending on or after January 1, 1999.

                             (b)    Unpaid Taxes. As of the date of the Reference Balance Sheet, the unpaid Taxes of the Company did not exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Reference Balance Sheet. The unpaid Taxes of the Company do not exceed such reserve for Tax liability as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Returns. Since the date of the Reference Balance Sheet, the Company has not incurred any liability for Taxes arising from any extraordinary gains or losses outside the ordinary course of business consistent with past custom and practice of the Company.

                             (c)    Tax Audits. Except as set forth in Schedule 4.1.22(c), the Company has not received from any Governmental Authority with respect to Tax periods ending on or before December 31, 2003: (i) any notice of underpayment of Taxes or other deficiency, or notice of proposed adjustment; (ii) any request for information relating to Taxes; or (iii) any notice indicating an intent to commence an audit. Seller has made available to Buyer true and complete copies of all examination reports, notices of underpayment of Taxes, and statements of deficiencies assessed against or agreed to by the Company since January 1, 1999.

                             (d)    Certain Pre-Closing Date Transactions. The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (1) change in method of accounting for a Tax period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (2) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date; (3) deferred intercompany gain or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law); (4) installment sale or “open transaction” disposition made on or prior to the Closing Date; or (5) prepaid amount received on or prior to the Closing Date. No portion of the Holding Company Intellectual Property has been owned (for federal income tax purposes) by the Company at any time on or after the date that is one year before the day immediately preceding the Closing Date.

                             (e)    Other. Except as set forth in Schedule 4.1.22(e), the Company has not (1) filed any consent or agreement under Section 341(f) of the Code, (2) applied for any Tax ruling, (3) entered into a closing agreement or advance pricing agreement with any Tax authority, (4) filed an election under Section 338(g) or Section 338(h)(10) of the Code (or has taken any action that would result in any income Tax liability to the Company as a result of a deemed election within the meaning of Section 338(e) of the Code), or (5) made any payments, or been a party to an agreement (including this Agreement) that under any circumstances could obligate it to make payments, that are not deductible because of Section 280G or Section 162(m) of the Code (or any corresponding or similar provision of state, local, or foreign Tax law).

                  4.1.23      Labor and Employment Matters. Except as set forth on Schedule 4.1.23, (i) there are no controversies pending or, to the knowledge of Seller and the Company, threatened between the Company and any employee thereof; (ii) the Company is not a party to any collective bargaining agreement or other labor contract applicable to any of its employees; (iii) there are no grievances outstanding against the Company under any such agreement or contract; (iv) there are no unfair labor practice charges or complaints pending against the Company before the National Labor Relations Board or any similar state agency; and (v) during the three (3) years prior to the date of this Agreement, there have been no strikes, slowdowns, work stoppages, lockouts, union organizational campaigns or other protected concerted activity or, to the knowledge of Seller or the Company, threats thereof, by or with respect to any employees of the Company, nor is there any certification of any such union with regard to a bargaining unit. No individual retained by the Company presently or in the past as an independent contractor or consultant is subject to being reclassified by the Internal Revenue Service, the U.S. Department of Labor or any other Governmental Authority as an employee of the Company for any purpose whatsoever. Set forth on Schedule 4.1.23 is the name, title and current annual compensation (salary and bonus, if any) of each of the employees of the Company who during the Company’s current fiscal year is expected to be paid compensation of Fifty Thousand Dollars ($50,000) or more.

                  4.1.24      Pension and Welfare Plans.

                             (a)    Compliance. The only employee welfare benefit plans (as defined in Section 3(1) of ERISA), employee pension benefit plans (as defined in Section 3(2) of ERISA), bonus, severance, termination or other compensation plan or arrangement, and other employee benefit plans presently maintained by or contributed to by Seller or the Company with respect to employees of the Company are those listed on Schedule 4.1.24 hereto (the “Benefit Plans”). A true and complete copy of each Benefit Plan, and, where appropriate, a copy of the most recent IRS Form 5500 filed with respect to each such Benefit Plan has been made available to Buyer. Each of the Benefit Plans has been established and administered in compliance with the applicable provisions of ERISA and other applicable Laws. Each Benefit Plan which is intended to meet the qualification requirements of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service holding that the form of the plan complies with the qualification requirements set forth in Section 401(a) of the Code, including the changes in qualification requirements made by the Uruguay Round Agreement Act, the Small Business Job Protection Act of 1996, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998 and the Community Renewal Relief Act of 2000. The Company does not maintain or contribute to, and, since January 29, 1993, has never maintained or contributed to, a plan that is or was subject to Title IV of ERISA. Neither Seller, the Company, nor any member of a controlled group of corporations or group of trades or businesses under common control or affiliated service group (within the meaning of Sections 414(b), (c) or (m) of the Code) maintains or contributes to, or has ever maintained or contributed to, a “multiemployer pension plan” as defined in Section 3(37) of ERISA. Except as set forth on Schedule 4.1.24 with respect to the Director of Operations of the Company (which represent obligations of Seller and not obligations of the Company or any Benefit Plan maintained by the Company), neither Seller, the Company, nor any of the Benefit Plans, provides or has any obligation to provide (or contribute towards the cost of) post-retirement or post-termination welfare benefits with respect to current or former employees of the Company or any other entity, including, without limitation, post-retirement medical, dental, life insurance, or any other similar benefit, whether provided on an insured or self-insured basis.

                             (b)    Title IV of ERISA. With respect to each employee benefit plan or arrangement (including, without limitation, the Benefit Plans) that is or was subject to the provisions of Title IV of ERISA and with respect to which the Company or any of its assets may, directly or indirectly, be subject to any liability, contingent or otherwise, or the imposition of any lien

                                     (i)     no such plan has been terminated so as to subject, directly or indirectly, any assets of the Company to any liability, contingent or otherwise, or the imposition of any lien under Title IV of ERISA;

                                     (ii)     no proceeding has been initiated or threatened by any person (including the Pension Benefit Guaranty Corporation (“PBGC”)) to terminate any such plan;

                                     (iii)     no condition or event currently exists or currently is expected to occur that could subject, directly or indirectly, any assets of Company to any liability, contingent or otherwise, or the imposition of any lien under Title IV of ERISA, whether to the PBGC or to any other person or otherwise on account of the termination of any such plan;

                                     (iv)     if any such plan were to be terminated as of the Closing Date, no assets of Company would be subject, directly or indirectly, to any liability, contingent or otherwise, or the imposition of any lien under Title IV of ERISA;

                                     (v)     no “reportable event” (as defined in Section 4043 of ERISA) has occurred with respect to any such plan; and

                                     (vi)     no such plan which is subject to Section 302 of ERISA or Section 412 of the Code has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA and Section 412 of the Code, respectively), whether or not waived.

                  4.1.25      Customers; Suppliers; Dealers and Distributors.

                             (a)    Major Customers. Schedule 4.1.25(a) contains a true, correct and complete list of the twenty (20) largest customers, including distributors, of the Company for each of the two (2) most recent fiscal years (determined on the basis of the total dollar amount of net sales) showing the total dollar amount of net sales to each such customer during each such year and whether such customer is an Affiliate of the Company or a third party. Except as set forth on Schedule 4.1.25(a), (i) neither the Company nor Seller has received any notice indicating that any of the customers described on Schedule 4.1.25(a) will not continue to be customers of the Company after the Closing and, (ii) to the knowledge of Seller or the Company, each customer described on Schedule 4.1.25(a) will continue to be a customer of the Company after the Closing.

                             (b)    Major Suppliers. Schedule 4.1.25(b) contains a true, correct and complete list of the twenty (20) largest suppliers to Company for each of the two (2) most recent fiscal years (determined on the basis of the total dollar amount of purchases) showing the total dollar amount of purchases from each such supplier during each such year and whether such supplier is an Affiliate of the Company or third party. Except as set forth on Schedule 4.1.25(b), (i) neither the Company nor Seller has received any notice indicating that any of the suppliers described on Schedule 4.1.25(b) will not continue to supply the Company after the Closing and, (ii) to the knowledge of Seller or the Company, each supplier described on Schedule 4.1.25(b) will continue to supply the Company after the Closing.

                             (c)    No Liabilities. Except as specifically accrued on the Final Closing Balance Sheet, (i) the Company will not be obligated to pay any commission or other compensation to any sales representative, dealer or distributor of Teleflex, including, without limitation, those identified as having contracts with Teleflex on Schedule 4.1.16(a)(vi), with respect to any sales of the Company’s products, which sales were made prior to Closing, and (ii) the Company will have no obligations with respect to such any Teleflex sales representative, dealer or distributor following the consummation of the transactions contemplated hereby, except as provided in the Transitional Services Agreement dated the date hereof between Buyer and Teleflex.

                  4.1.26      Insurance. Set forth in Schedule 4.1.26 is a complete and accurate list and description of all policies of fire, liability, product liability, workers compensation, health and other forms of insurance presently in effect with respect to the business and properties of the Company. All such policies are valid, outstanding and enforceable policies and provide insurance coverage for the properties, assets and operations of the Company, of the kinds, in the amounts and against the risks customarily maintained by organizations similarly situated. Any currently enforceable retroactive rate or premium adjustment, loss sharing arrangement or other actual or contingent liability applicable to such policy (or any previous policy) arising wholly or partially out of events arising prior to the date hereof shall remain the sole responsibility of Seller after the Closing. The Company has duly and timely made all claims it has been entitled to make under each policy of insurance. There is no claim by the Company pending under any such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies, and neither the Company nor Seller has knowledge of any basis for denial of any claim under any such policy.

                  4.1.27      Required Consents. Except as set forth on Schedule 4.1.27 (the “Required Consents”), no approval, consent, authorization or other order of, or registration or filing with, any Governmental Authority or any other Person, including, without limitation, any party to any Contractual Obligation of Seller or the Company, is required to be obtained by or on behalf of Seller in connection with the execution and delivery by Seller of this Agreement and the Transaction Documents or the consummation of the transactions contemplated hereby and thereby.

                  4.1.28      Brokers or Finders. Except with respect to Legg Mason whose fees and expenses shall be paid by Seller as provided in Section 5.1.3. hereof, the Company has not incurred any Liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with this Agreement or the transactions contemplated hereby.

                  4.1.29      Exclusivity of Representations and Warranties. The representations and warranties expressly made by Seller in this Section 4.1 are in lieu of and are exclusive of (to the maximum extent permitted by Law) all other representations and warranties, whether express, implied or statutory (including, without limitation, implied warranties of merchantability or fitness for a particular purpose), made to Buyer by Seller in connection with this Agreement and the transaction contemplated hereby.

        4.2      REPRESENTATIONS AND WARRANTIES OF BUYER. Buyer represents and warrants to Seller as follows:

                  4.2.1      Organization and Standing of Buyer. Buyer is a corporation duly organized, validly existing and current status under the Wisconsin Business Corporation Law. Buyer has all requisite corporate power and authority to enter into this Agreement and the Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder.

                  4.2.2      Corporate Authority; Effective Agreement. The execution and delivery of this Agreement and the Transaction Documents to which Buyer is a party and the performance of the transactions provided for herein and therein have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement and the Transaction Documents to which Buyer is a party have been duly executed and delivered by Buyer and constitute the legal, valid and binding obligation of Buyer, enforceable against it in accordance with their respective terms, except as the enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar Laws in effect now or hereafter relating to creditors’ rights generally and by equitable principles, whether considered in a proceeding at law or in equity.

                  4.2.3      No Violation. The execution, delivery and performance by Buyer of this Agreement and the Transaction Documents to which Buyer is a party and the consummation of the transactions provided for herein and therein do not and will not, with or without the giving of notice, the passage of time, or both, conflict with, violate or result in the breach of any of the terms or conditions of, or constitute a default under (a) the Charter or Bylaws of Buyer or (b) any Law to which Buyer is subject.

                  4.2.4      Litigation. There are no Actions pending or, to the knowledge of Buyer, threatened against Buyer before or by any Governmental Authority or any other Person which, if determined adversely, would have a material adverse effect on the ability of Buyer to enter into and perform its obligations under this Agreement or to consummate the transactions contemplated hereby (including to pay the amounts required to be paid pursuant to Section 2.2. hereof). There is no unsatisfied judgment, order or decree or any open injunction binding upon Buyer which would have a material adverse effect on the ability of Buyer to enter into and perform its obligations under this Agreement or to consummate the transactions contemplated hereby (including to pay the amounts required to be paid pursuant to Section 2.2 hereof).

                  4.2.5      Financial Ability. Buyer has and will have on the Closing Date, sufficient cash, available lines of credit or other sources of immediately available funds necessary to consummate the transactions contemplated hereby and by the Transaction Documents and make the payments required pursuant to Sections 2.2 and 3.2.4 hereof.

                  4.2.6      Required Consents. No approval, consent, authorization or order of, or registration or filing with, and Governmental Authority or any other Person, including, without limitation, any party to any Contractual Obligation of Buyer, is required to be obtained by or on behalf of Buyer in connection with the execution and delivery of this Agreement and the Transaction Document to which Buyer is a party or the consummation of the transactions contemplated hereby and thereby.

                  4.2.7      Brokers or Finders. Buyer has not incurred any Liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement or the transactions contemplated hereunder.

                  4.2.8      Acknowledgement of No Other Representations. Buyer hereby acknowledges that: (a) the representations and warranties expressly made by Seller in Section 4.1 of this Agreement are in lieu of and are exclusive of (to the maximum extent permitted by Law) all other representations and warranties, whether express, implied or statutory (including, without limitation, implied warranties of merchantability or fitness for a particular purpose), made to Buyer by Seller in connection with this Agreement and the transaction contemplated hereby and (b) Buyer is not relying upon any such other representations or warranties, including, without limitation, any relating to the future or historical financial condition, results or operations, assets or liabilities of the Company, notwithstanding the delivery or disclosure to Buyer of any documentation or other information.

        4.3      SURVIVAL OF REPRESENTATIONS AND WARRANTIES. The representations and warranties contained in this Article 4 shall survive the Closing, subject to the provisions of Section 6.4.3(c) hereof.

ARTICLE 5 —COVENANTS

        5.1      COVENANTS CONTINUING BEYOND CLOSING.

                  5.1.1      Further Assurances. Buyer and Seller agree to execute and deliver all other instruments and take all such other actions as any party hereto may reasonably request from time to time, before or after Closing and without payment of further consideration, to effectuate the transactions provided herein and to confer to Buyer the benefits intended by such transactions. The parties shall cooperate fully with each other and with their respective counsel and accountants in connection with any steps required to be taken as part of their respective obligations under this Agreement. In addition, and without limiting the generality of the foregoing, promptly following the Closing Date, but in no event later than twelve (12) months thereafter, (a) Seller shall, without payment of further consideration and at Seller’s sole cost and expense, use its commercially reasonable efforts to execute and deliver all instruments and to take all such other actions as are necessary or otherwise requested by Buyer to address, correct or remove all of the Known IP Issues to the reasonable satisfaction of Buyer and (b) Buyer shall, without payment of further consideration and at Buyer’s sole cost and expense, use its commercially reasonable efforts to have Teleflex released from its guaranty in favor of the landlord for the Alpharetta Facility of the obligations of the Company under the lease for the Alpharetta Facility.

                  5.1.2      Public Announcements. Except as required by Law (including, without limitation, by any securities Law), press releases or any public announcement or disclosure regarding the existence of this Agreement, the contents hereof, or the transactions contemplated hereby shall be subject to the mutual agreement of the parties hereto.

                  5.1.3      Expenses of Transaction. Except as otherwise explicitly set forth in this Agreement, Seller, on the one hand, and Buyer, on the other hand, shall each bear all of the expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including, without limitation, all accounting and legal fees and commissions of investment advisers. Seller shall be responsible for paying the fees and expenses of Legg Mason incurred in connection with or otherwise relating to the execution of this Agreement and the consummation of the transactions contemplated hereby.

                  5.1.4      Employee Benefit Plans.

                             (a)    Employee Benefits. Effective as of the Closing Date, the employees of the Company shall cease to participate in any Benefit Plans administered or sponsored by Seller, including, without limitation, Seller’s profit sharing plan (“Seller’s Profit Sharing Plan”). Buyer shall make available to all such employees as of the Closing Date employee benefit plans no less favorable in the aggregate to such employees than the Benefit Plans that are provided to such employees immediately prior to the Closing Date. Buyer shall cause all employees of the Company to receive full credit for pre-Closing Date service with the Company for eligibility and vesting purposes under Buyer’s benefit plans to be made available to such employees post-Closing.

                             (b)    Profit Sharing and Pension Plans. Seller shall amend Seller’s Profit Sharing Plan so that (i) employees of the Company will be 100 percent vested in their accounts under Seller’s Profit Sharing Plan, notwithstanding any vesting schedule that would otherwise apply, and (ii) employees of the Company are entitled to a proportional contribution for the plan year that includes the Closing Date, notwithstanding any requirement that the employee be employed on a specific date, minimum hours of period of service requirement, or other requirement that would otherwise apply to determine the employee’s entitlement to share in the plan year contribution. As soon as practicable following the Closing, (i) Seller shall take all action necessary (x) to permit the employees of the Company to elect to take distributions (subject to applicable Law) of their accounts under Seller’s Profit Sharing Plan in accordance with the terms of such Plan and (y) to the extent that such employees so elect, to roll over the amounts received from Seller’s Profit Sharing Plan (including, to the extent permissible under applicable Law and to the extent an eligible employee enrolls in Buyer’s defined contribution plan and elects to rollover the employee’s entire account balance, any outstanding loans) to an individual retirement account or to a defined contribution retirement plan qualified under Section 401(a) of the Code and maintained by Buyer or one of its Affiliates, and (ii) Buyer shall cause such profit sharing plan to accept a direct rollover of, or an eligible rollover of, all or a portion of the taxable portion of a distribution to employees of the Company from Seller’s Profit Sharing Plan; provided that Buyer receives evidence reasonably acceptable to it that Seller’s Profit Sharing Plan is qualified under the applicable provisions of the Code. Seller shall also amend the Teleflex Incorporated Pension Plan, if required, so that the Director of Operations of the Company will be 100 percent vested in his accrued benefit under the plan, notwithstanding any vesting schedule that would otherwise apply.

                  5.1.5      Tax Matters.

                             (a)    Cooperation on Tax Matters. Buyer and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns for or relating to the Company and any audit, litigation or other proceeding with respect to Taxes of the Company. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer and Seller agree (a) to retain all Books and Records with respect to tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations (and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (b) to give the other party access to any such Books and Records in accordance with the procedures described in Section 5.1.6 hereof. Buyer and Seller further agree, upon request, to use all reasonable commercial efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Taxes that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

                             (b)    Tax Sharing Agreements. All tax sharing agreements or similar agreements with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any Liability thereunder.

                             (c)    Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement, shall be paid by Buyer when due, and Buyer will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law, Seller will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

                             (d)    Company Refunds or Credits. Any refunds or credits of Taxes of the Company relating to any taxable period ending before the Closing Date shall be for the account of Seller. Any refunds or credits of Taxes of the Company for any taxable period beginning on or after the Closing Date shall be for the account of Buyer and the Company.

                             (e)    Indemnity For Taxes of Other Persons. Seller shall indemnify, defend, and hold harmless Buyer, the Company, and each of their respective successors, assigns, and affiliates from and against any liability (whether arising under Treas. Reg. § 1.1502-6 or under any comparable provision of state, local, or foreign law, or arising by contract, or as a transferee or successor, or otherwise) of the Company for Taxes of any person other than the Company with respect to Tax periods ending on or before the Closing Date.

                  5.1.6      Preservation of Books and Records. Buyer agrees that each of Buyer and the Company shall preserve and keep, or cause to be preserved and kept, all original Books and Records in the possession of Buyer, the Company or their respective Affiliates for a period of six (6) years after the Closing Date or such longer period as may be required pursuant to Section 5.1.5(a) hereof (the “Record Retention Period”). Seller and its representatives, upon reasonable notice and for any reasonable business purpose, shall have access during normal business hours to examine, inspect and copy such Books and Records. Buyer shall provide or cause the Company to provide such original Books and Records as Seller shall reasonably request in connection with any Action to which Seller of any of its Affiliates is a party or in connection with the requirements of any Laws applicable to Seller of any of its Affiliates.

                  5.1.7      Non-Competition.

                             (a)    Agreement Not to Compete. Neither Seller nor an Affiliate of Seller shall, for a period of five (5) years from the Closing Date, anywhere in the United States, directly or through one or more intermediaries:

                                     (i)     engage in, continue in or carry on any business that designs, manufactures, markets or sells fishfinders, underwater cameras or depth finders used by recreational or professional anglers to locate or identify fish or, for the purpose of locating or identifying fish, to determine boat position or identify bottom formation or structure in bodies of water (the “Core Business”), including owning or controlling any financial interest in any Core Business; or

                                     (ii)     consult with, advise or assist in any way, whether or not for consideration, any Person that is engaged in the Core Business; or

                                     (iii)     solicit, induce or otherwise offer employment or engagement as an independent contractor to, or engage in discussions regarding employment or engagement as an independent contractor with, any person, except for a person listed on Schedule 5.1.7(a)(iii), who is or who, during the previous nine (9) month period, was an employee of, or performed similar services for, the Company;

provided that nothing contained in this Agreement shall restrict Seller from (i) owning less than five percent (5%) of the outstanding stock or bonds of any company that is engaged in the Core Business or (ii) acquiring and, thereafter, operating a business or entity having not more than fifteen percent (15%) of its sales (based on its latest annual financial statements) attributable to the Core Business. If Seller acquires a business or entity having up to fifteen percent (15%) of its sales (based on its latest financial statements) attributable to the Core Business (as permitted by subsection (ii) above), Buyer shall have the right to purchase from Seller that portion of the acquired business or entity attributable to the Core Business (the “Subject Portion”), which Subject Portion shall be valued at its fair market value.

                             (b)    Remedy. Seller acknowledges and agrees that the rights of Buyer under this Section 5.1.7 are of a specialized and unique character and that immediate and irreparable damage will result to Buyer and the Company if Seller fails to or refuse to perform its obligations under this Section 5.1.7, Buyer may, in addition to any other remedies and damages available under this Agreement, seek an injunction in a court of competent jurisdiction to restrain any such failure or refusal.

                  5.1.8      Satisfaction of Claims. Seller agrees to satisfy, or cause its insurance carrier to satisfy, all claims for workers’ compensation and employer’s liability or other occupational disease or injury claims brought by, or in respect of, any employees or former employees of the Company or the Business, and all claims for bodily injury and property damage, including claims arising from products and completed operations, which claims arise out of events occurring prior to the Closing or the conditions set forth on Schedule 5.1.8existing prior to the Closing, including, without limitation, occurrences reported after the Closing resulting from events occurring prior to the Closing or the conditions set forth on Schedule 5.1.8 existing prior to the Closing; provided that Seller shall not be responsible for any claims arising or occurring in whole or in part out of or as a result of any act or omission of Buyer or the Company following the Closing.

ARTICLE 6 — INDEMNIFICATION

        6.1      INDEMNIFICATION BY SELLER. Subject to the limitations hereinafter set forth, Seller (in its capacity as indemnifying party, an “Indemnitor”) hereby agrees to indemnify, defend and hold harmless Buyer (in its capacity as indemnified party, an “Indemnitee”) from, against and in respect of any Losses arising from or related to (i) any breach or inaccuracy in any representation or warranty of Seller set forth herein; provided, however, that for purposes of determining (A) whether there has been any such breach or inaccuracy or (B) the value of any Losses resulting from any such breach or inaccuracy for purposes of Section 6.4.3 hereof or otherwise, any materiality, Material Adverse Effect (or correlative meaning) limitation or qualification included in the representation or warranty shall be disregarded as though such representation or warranty had been made without such limitation or qualification; (ii) Seller’s breach of or failure to fulfill or perform any covenant or agreement to be performed by it hereunder; (iii) any breach or inaccuracy in any representation or warranty of Teleflex or the Holding Company set forth in the IP Purchase Agreement, as of the Closing Date; (iv) Teleflex’s or the Holding Company’s breach of or failure to fulfill or perform any covenant or agreement to be performed by it under the IP Purchase Agreement; (v) any claim by, against or involving, or Losses of, Teleflex or any Affiliate of Teleflex (other than an Indemnification Claim (as defined herein) pursuant to Section 6.2 hereof) or any claim, matter or Losses not relating to the Business resulting from the Company’s consolidation with, or status as an Affiliate of, Teleflex or any Affiliate of Teleflex; (vi) any Environmental Retained Liabilities; (vii) any IP Claims; (viii) the participation of the Company, or the sale or inclusion of any of the Company’s accounts receivable, in any accounts receivable securitization program of Teleflex or any Affiliate of Teleflex or any obligation of, or any Action against or involving, the Company arising out of any Contractual Obligation relating to any such accounts receivable securitization program, including, without limitation, that certain Purchase and Sale Agreement, dated August 17, 2001, to which the Company is a party; (ix) the existence, release, discharge or termination of that certain Mortgage in favor of James R. Balkcom, Jr., Thomas B. Dyer and William D. Moorer executed by the Company on March 11, 1991, as identified on Schedule 4.1.5, or any obligation, indebtedness or other Liability of the Company relating thereto or secured thereby; (x) the existence, release, discharge or termination of that certain Mortgage in favor of Teleflex executed by the Company on March 25, 1991, as identified on Schedule 4.1.5, or any obligation, indebtedness or other Liability of the Company relating thereto or secured thereby; or (xi) the failure of Seller to obtain any approval, consent, authorization or other order set forth on Schedule 4.1.27.

        6.2      INDEMNIFICATION BY BUYER. Subject to the limitations hereinafter set forth, Buyer (in its capacity as indemnifying party, an “Indemnitor”) hereby agrees to indemnify, defend and hold harmless (a) Seller (in its capacity as indemnified party, an “Indemnitee”) from, against and in respect of any Losses arising from or related to (i) any breach or inaccuracy in any representation or warranty by Buyer set forth herein, as of the date hereof or as of the Closing Date or (ii) Buyer’s breach of or failure to fulfill or perform any covenant or agreement to be performed by it hereunder and (b) Teleflex (in its capacity as indemnified party, an “Indemnitee”), in consideration of and as material inducement for the guaranty in favor of Buyer being provided by Teleflex hereunder, from, against and in respect of any Losses arising from or related to Teleflex’s guaranty in favor of the landlord for the Alpharetta Facility of the obligations of the Company under the lease for the Alpharetta Facility for any period following the Closing.

        6.3     SOLE REMEDY. Notwithstanding anything to the contrary set forth in this Agreement, except for any willful or knowing breach or misrepresentation or fraud, the indemnification remedies provided in this Article 6 or in Section 5.1.5 hereof shall be the sole and exclusive remedy of an Indemnitee with respect to any and all matters relating to this Agreement, the IP Purchase Agreement, the Transactions Documents, and the transactions contemplated hereby and thereby, except that this Section 6.3 shall not limit or restrict either party’s ability to obtain injunctive or equitable relief.

        6.4     PROCEDURES FOR INDEMNIFICATION. A claim for indemnification hereunder (“Indemnification Claim”) shall be made by the Indemnitee by delivery of a written notice to the Indemnitor requesting indemnification and specifying the basis on which indemnification is sought and the amount of the Losses incurred (if known) or to be incurred and, in the case of a Third Party Claim, containing (by attachment or otherwise) such other information as the Indemnitee shall have concerning such Third Party Claim. If the Indemnification Claim involves a Third Party Claim the procedures set forth in Section 6.4.2 hereof shall be observed by the Indemnitee and the Indemnitor.

                  6.4.1      General Claims. If the Indemnification Claim involves a matter other than a Third Party Claim and other than a claim relating to the Closing Working Capital, the Indemnitor shall have thirty (30) days to object to such Indemnification Claim by delivery of a written notice of such objection. Failure to timely so object shall constitute a final and binding acceptance of the Indemnification Claim by the Indemnitor. If an objection is timely made by the Indemnitor, then the Indemnitee and the Indemnitor shall negotiate in good faith for a period of sixty (60) days from the date the Indemnitee receives such objection prior to commencing any formal legal Action with respect to such Indemnification Claim, provided that the Indemnitee may file an Action during such sixty-day period if such Indemnification Claim would otherwise be subject to dismissal for failure to file within applicable statutes of limitation. With respect to Indemnification Claims relating to the Closing Working Capital, the parties shall follow the procedures set forth in Section 2.3 hereof.

                  6.4.2      Defense of Third Party Claims. With respect to any Action against the Indemnitee by a third party which, if prosecuted successfully, would be a matter for which the Indemnitee is entitled to indemnification under this Agreement (a “Third Party Claim”), including, without limitation, any Environmental Retained Liabilities and any IP Claims, or the obligations and liabilities of the parties hereunder with respect to such Third Party Claim shall be subject to the following terms and conditions (except that claims relating to Required Response Actions shall only be subject to Sections 6.4.2(a) and (d) of this section):

                             (a)     Upon becoming aware of any Third Party Claim, the Indemnitee shall promptly notify the Indemnitor of all the facts and circumstances giving rise to the Third Party Claim known to the Indemnitee. The Indemnitor shall have thirty (30) days from receipt of such information from the Indemnitee to notify the Indemnitee, whether or not the Indemnitor disputes its Liability to the Indemnitee with respect to such Third Party Claim. Except where the Indemnitor timely disputes its Liability, the Indemnitor shall be conclusively liable for the Indemnitee’s Losses in connection with such Third Party Claim.

                             (b)     For any Third Party Claim with respect to which the Indemnitor has acknowledged its indemnification obligation and sole responsibility for all Losses, the Indemnitor may elect upon written notice to the Indemnitee to assume the defense of such Third Party Claim at its own expense using counsel of its own choosing reasonably satisfactory to the Indemnitee. In such case, the Indemnitee may elect to retain independent counsel and participate with respect to such Third Party Claim; provided, however, that the fees and expenses of such counsel incurred after the Indemnitee has been so notified by the Indemnitor that it will assume the defense shall be borne solely by the Indemnitee. Notwithstanding the foregoing, the Indemnitor shall not be entitled to assume the defense of any Third Party Claim as to which the Indemnitee’s counsel shall have reasonably determined and notified the Indemnitor in writing that there may be a conflict of interest between the Indemnitor and the Indemnitee in the conduct of the defense of such Third Party Claim (a “Conflict”). Notwithstanding the assumption by the Indemnitor of the defense of any Third Party Claim, the Indemnitee shall be entitled to indemnification under this Section 6.4.2 for fees and expenses incurred in the defense of such Third Party Claim (A) if such Indemnitee’s counsel shall have reasonably determined and notified the Indemnitor in writing that there may be a Conflict; or (B) for periods prior to the date the Indemnitee receives written notice that the Indemnitor will assume the defense of such Third Party Claim.

                             (c)     For all Third Party Claims other than Third Party Claims for which the Indemnitor has assumed the defense pursuant to Section 6.4.2(b) hereof, regardless of whether the Indemnitor disputes its indemnification obligation and responsibility for the Indemnitee’s Losses with respect to such Third Party Claim, the Indemnitee may engage counsel of its choosing and proceed to defend the Third Party Claim. The fees and expenses of such counsel shall be included as part of the Indemnitee’s Losses. The Indemnitor’s counsel may participate with respect to such Third Party Claim; provided, however, that the Indemnitee shall have sole discretion with respect to the settlement or compromise of any such Third Party Claim.

                             (d)     The Indemnitee and Indemnitor shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such Third Party Claim and furnishing, without expense to the defending party and/or its counsel, such employees of the Indemnitee and Indemnitor as may be reasonably necessary for the preparation of the defense of any such Third Party Claim or for testimony as witnesses in any proceeding relating to such Third Party Claim.

                  6.4.3      Certain Provisions Applicable to Indemnification Obligations. Except for any willful or knowing breach or misrepresentation or fraud or claims for breach of a representation or warranty made in or pursuant to Section 4.1.7 hereof, as to which claims may be brought without limitation, the right of any Indemnitee to indemnification of Losses for a breach or inaccuracy in any representation or warranty set forth herein or in the IP Purchase Agreement shall be subject to the following provisions:

                             (a)     The amount of any Liability of an Indemnitor to indemnify for Losses, in the aggregate, shall not exceed an amount equal to thirty-five percent (35%) of the sum of (i) the Purchase Price, as finally determined pursuant to Section 2.3.3 or Section 2.3.4 hereof plus (ii) the IP Purchase Price.

                             (b)     Except with respect to claims for breach of a representation or warranty made in or pursuant to Section 4.1.22 hereof or the third sentence of Section 4.1.26 (pertaining to retroactive insurance rate or premium adjustments), as to which claims may be brought, individually or in the aggregate, without the limitation of this Section 6.4.3(b), an Indemnitor shall not be required to indemnify, defend or hold harmless any Indemnitee, unless the cumulative amount of all Losses suffered in the aggregate by any or all of the Indemnitees of such Indemnitor exceeds one percent (1%) of the sum of (i) the Purchase Price, as finally determined pursuant to Section 2.3.3 or Section 2.3.4 hereof plus (ii) the IP Purchase Price (the “Threshold Amount”), whereupon only the amount of all such Losses exceeding the Threshold Amount shall be recoverable by the applicable Indemnitees to the extent otherwise entitled to indemnification pursuant to this Agreement.

                             (c)     An Indemnitor shall only be required to indemnify, defend or hold harmless any Indemnitee with respect to Losses which are asserted by notice to such Indemnitor prior to 5:00 p.m., New York City time, on the date which is within one (1) year following the Closing Date. Regardless of the foregoing, however, or any other provision of this Agreement:

                                     (i)     There shall be no time limitation on claims or actions brought for breach of any representation or warranty made in or pursuant to Section 4.1.4 hereof or the first sentence of Section 4.1.11 hereof, and Seller hereby waives all applicable statutory limitation periods with respect thereto.

                                     (ii)     Any claim or action brought for breach of any representation or warranty made in or pursuant to Section 4.1.22 hereof may be brought at any time until ninety (90) days after the Claim is barred by the latest applicable period of limitation under Laws relating thereto (as such period may be extended by waiver).

                                     (iii)     Any claim or action brought for breach of any representation or warranty made in or pursuant to Section 4.1.21 hereof may be brought at any time within eighteen (18) months following the Closing Date.

                                     (iv)     Any claim or action brought for breach of any representation or warranty made in or pursuant to Section 4.1.19 hereof may be brought at any time within seven (7) years following the Closing Date.

                                     (v)     If any act, omission, disclosure or failure to disclose shall form the basis for a claim for breach of more than one representation or warranty, and such claims have different periods of survival hereunder, the termination of the survival period of one claim shall not affect a party’s right to make a claim based on the breach of representation or warranty still surviving.

                             (d)     Indemnification of an Indemnitee by the applicable Indemnitor shall be limited to the amount of any Liability that remains after deducting therefrom (and the cumulative amount of all Losses for purposes of determining the Threshold Amount above shall be reduced by the amount of) (i) any Tax Benefit to such Indemnitee, and (ii) any insurance proceeds or any indemnity or contribution payment actually received by such Indemnitee from any third party with respect thereto.

                             (e)     Notwithstanding anything to the contrary contained in this Agreement, (i) Seller shall have no Liability to indemnify any Indemnitee for any Losses to the extent that such Losses result from or arise out of actions taken by Buyer, the Company or any of their respective Affiliates after the Closing Date, (ii) except for any Liability to an Indemnitee arising out of or resulting from a Third Party Claim, which Liability shall not be limited hereby, Seller shall have no Liability to indemnify any Indemnitee for any consequential, punitive, exemplary, incidental or special damages, and (iii) in no event shall any such Losses be included in the determination of whether the Threshold Amount has been reached.

                             (f)     None of the Indemnitees shall be entitled to recover any Losses relating to any matter arising under one provision of this Agreement to the extent that any Indemnitee had already made a claim, asserted a right or recovered a Loss with respect to such matter pursuant to other provisions of this Agreement. Without limiting the generality of the foregoing, the operation of Section 2.3.3 hereof is an exclusive remedy in respect of the value of assets and liabilities and related items specifically included in the final determination of the Closing Working Capital, and no Indemnitee shall be entitled to any additional recourse in respect the value thereof, whether arising from a breach of a representation or warranty or otherwise.

                             (g)     Any indemnification payments made pursuant to this Agreement shall be treated by the parties for all purposes related to Taxes as an adjustment to the Purchase Price, as finally determined pursuant to Section 2.3.3 or Section 2.3.4 hereof, unless otherwise required by applicable Law.

                             (h)     Notwithstanding anything herein to the contrary, Seller shall not be obligated to indemnify an Indemnitee with respect to, and shall not otherwise be liable for, any Losses resulting from matters set forth in Section 4.1.25(a) or Section 4.1.25(b) hereof as to which Kelly Grindle, Judy Douglas or Dan Kuenzi had actual knowledge at or prior to the Closing.

                  6.4.4      Additional Provisions Applicable to Environmental Retained Liabilities. In addition to Section 6.4.2 hereof, the obligations and liabilities of the parties hereunder with respect to Environmental Retained Liabilities shall be subject to the following terms and conditions:

                             (a)     Seller shall not be required to indemnify Buyer for any Environmental Retained Liabilities involving the investigation, removal, remediation, closure or other response actions with respect to real property (collectively “Response Action(s)”), unless and to the extent such Response is required by applicable law or by a third party, including, but not limited to, a Governmental Authority with jurisdiction over the real property (“Required Response Action(s)”) and meets the Appropriate Response Standard (defined below).

                             (b)     Buyer shall implement and control any Required Response Action. However, the parties shall cooperate and attempt to reach agreement on matters relating to any Required Response Action. Buyer shall engage an environmental consultant reasonably acceptable to Seller. Buyer shall provide Seller with draft copies of all documents to be submitted to a Governmental Authority or to any party to a claim relating to any Required Response Action at least five (5) business days prior to the submission of such document to the Governmental Authority or such party, and shall incorporate Seller’s comments therein, unless such comments are unreasonable. Buyer shall give Seller notice of any meetings with Governmental Authorities or with any party to a claim relating to any Required Response Action at least five (5) business days prior to such meetings, and shall allow Seller to participate in such meetings. The parties agree to provide each other with copies of all correspondence sent to, or received from, any third party relating to any Required Response Action.

                             (c)     The parties agree that in any Required Response Action, they will advocate for and, to the extent the parties are entitled to exercise discretion in the selection of the method and/or standard applicable to the Required Response Action, the parties agree to employ as the Required Response Action the least stringent Response Action permitted by applicable law, or approved by the Governmental Authority with jurisdiction if such Required Response Action is being implemented under the supervision of such Governmental Authority, consistent with the current use of the real property (“Appropriate Response Standard”). Such measures may include engineering and institutional controls and Buyer hereby agrees to the use of engineering and institutional controls: (i) permitted by applicable Law and (ii) approved by the Governmental Authority with jurisdiction if such Required Response Action is being implemented under the supervision of such Governmental Authority, provided nothing herein shall require Buyer to keep in place the structure identified on Schedule 6.4.4 for the purpose of use as an engineering control.

                             (d)     Buyer shall not conduct and shall cause the Company not to conduct any soil or groundwater testing primarily for the purposes of discovering or triggering a claim pursuant to Section 6.1(vi) hereof. If in the exercise of prudent business judgment, Buyer or the Company undertakes any actions, including, without limitation, demolition, renovation or maintenance activities that affect the structure identified on Schedule 6.4.4 and that may potentially identify the presence of Hazardous Substances within the scope of Environmental Retained Liabilities, neither Buyer nor the Company shall be required to avoid the discovery of such Hazardous Substances in the exercise of its prudent business judgment. Without limiting the foregoing, Buyer and Seller shall undertake and Buyer shall cause the Company to undertake reasonable efforts not to incur Losses arising from or related to Environmental Retained Liabilities.

                             (e)     An Indemnitor shall only be required to indemnify, defend or hold harmless Indemnitee with respect to Losses arising from or related to any Environmental Retained Liabilities which are asserted by notice to such Indemnitor prior to 5:00 p.m., New York City time, on the date which is within seven (7) years following the Closing Date.

                             (f)     The provisions of Section 6.4.3 hereof shall not apply to a claim pursuant to Section 6.1(vi).

                             (g)     Except for any willful or knowing breach or misrepresentation or fraud, the sole remedy of any Indemnitee against Seller for Losses arising from or related to any Environmental Retained Liabilities shall be pursuant to subsection (vi) of Section 6.1 hereof, and Seller shall have no other obligation or liability to any Indemnitee arising out of or in connection with any Environmental Retained Liabilities, including, without limitation, any obligation to indemnify any Indemnitee pursuant to subsection (i) of Section 6.1 hereof.

                  6.4.5      Additional Provisions Applicable to IP Claims. In addition to Section 6.4.2 hereof, the obligations and liabilities of the parties hereunder with respect to IP Claims shall be subject to the following terms and conditions:

                             (a)     An Indemnitor shall only be required to indemnify, defend or hold harmless any Indemnitee with respect to Losses arising from or related to any IP Claims which are asserted by notice to such Indemnitor prior to 5:00 p.m., New York City time, on the date which is the earlier of (i) with respect to a particular item of Company Intellectual Property identified on Schedule 1.2.26, the date on which all Encumbrances applicable to such Company Intellectual Property have been released and (ii) with respect to a particular patent identified on Schedule 1.2.26, the date on which all enforcement rights under such patent expire.

                             (b)     Except for any willful or knowing breach or misrepresentation or fraud, the sole remedy of any Indemnitee against Seller for Losses arising from or related to any IP Claims shall be pursuant to subsection (vii) of Section 6.1 hereof, and Seller shall have no other obligation or liability to any Indemnitee arising out of or in connection with any IP Claims, including, without limitation, any obligation to indemnify any Indemnitee pursuant to subsection (i) of Section 6.1 hereof.

                  6.4.6      Payment. Payments of any Losses shall be paid to the Person entitled thereto within thirty (30) days following the quantification of the Losses.

        6.5      SPECIAL REFERENCES. Solely for purposes of Sections 6.1 and 6.2 hereof, references to Buyer and Seller as “Indemnitees” shall be deemed to include their respective Affiliates and the officers, directors, employees, agents, attorneys, representatives, transferees and assigns of Buyer and Seller and their respective Affiliates.

ARTICLE 7 — DISPUTE RESOLUTION; REMEDIES

        7.1      DISPUTE RESOLUTION.

                  7.1.1      Mediation. In the event of any dispute, controversy or claim between Buyer and Seller under this Agreement (a “Dispute”), other than as provided in Sections 2.3 and 5.1.9 hereof, Buyer and Seller agree (a) to negotiate in good faith so as to use their best efforts for a period of sixty (60) days to settle any Dispute between them harmoniously and without mediation or arbitration, and (b), in the event such Dispute is not settled within such sixty (60) day period, to retain a professional mediator who shall be afforded sixty (60) days to resolve any Dispute by mediation in the New York, New York metropolitan area. Failing such harmonious resolution, a Disputing Party may pursue any and all remedies that such Disputing Party may have at law or in equity.

                  7.1.2      Injunctive Relief. Nothing in this Section 7.1 shall limit any right that the parties may otherwise have to seek to obtain preliminary injunctive relief in order to preserve the status quo pending the disposition of any negotiation, mediation or litigation.

                  7.1.3      Dispute Resolution/Legal Fees. In the event that mediation proceedings are commenced in connection with this Agreement, Buyer and Seller shall share equally in the fees charged by any mediator and each party shall pay its own attorneys’ fees and other costs and expenses, including expert witness costs, incurred by it in such proceedings.

        7.2     REMEDIES. Other than as provided in this Article 7, nothing in this Agreement shall be construed to waive or otherwise limit any remedies that either party may have at law or in equity.

ARTICLE 8 —NOTICES, CONSTRUCTION AND INTERPRETATION

        8.1     NOTICES. All notices and other communications given to any party hereto pursuant to this Agreement shall be in writing and shall be hand delivered, or sent either by (a) certified mail, postage prepaid, return receipt requested; (b) an overnight express courier service that provides written confirmation of delivery; or (c) facsimile transmission with written confirmation by the sending machine or with telephone confirmation of receipt (provided that a confirming copy is sent by overnight express courier service that provides written confirmation of delivery), addressed as follows:

If to Seller:

TFX Equities Incorporated 155 South Limerick Road Limerick, PA 19468 Attn: Kevin K. Gordon Telecopy No: 610-948-1703

With a copy to:

Legal Office Teleflex Incorporated 155 South Limerick Road Limerick, PA 19468 Attn: Joan W. Schwartz, Esq. Telecopy No: 610-948-2011

If to Buyer:

Johnson Outdoors Inc. 555 Main Street Racine, WI 53403 Attn: Alisa Swire Telecopy No: 262-631-6610

With a copy to:

Foley & Lardner LLP 777 E. Wisconsin Avenue Milwaukee, WI 53202 Attn: Jay O. Rothman Telecopy No: 414-297-4900

        Any communication given in conformity with this Section, shall be effective upon the earlier of actual receipt or deemed delivery. Delivery shall be deemed to have occurred as follows: if hand delivered on the day so delivered; if mailed, three Business Days after the same is deposited in the United States Mail; if telecopied, upon written confirmation by the sending machine of effective transmission or upon telephone confirmation of receipt; and if sent by overnight express courier service, the next Business Day. Any party may at any time change its address for receiving communications pursuant to this Section by giving notice of a new address in the manner provided herein.

        8.2      ENTIRE AGREEMENT. This Agreement, the Transaction Documents and the IP Purchase Agreement constitute the entire agreement between the parties hereto pertaining to the subject matter hereof and thereof, and all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect thereto are hereby superseded in their entirety except as specifically provided herein or therein.

        8.3      AMENDMENT. This Agreement may only be amended or modified by a written document executed by each of the parties hereto; provided that and any party, as to such party, may (a) extend the time for the performance of any of the obligations of any other party, and (b) waive (i) any inaccuracies in representations by any other party, (ii) compliance by any other party with any of the agreements contained herein and performance of any obligations by such other party, and (iii) the fulfillment of any condition that is precedent to the performance by such party of any of its obligations under this Agreement.

        8.4      WAIVER. No waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

        8.5      HEADINGS, ETC. The Table of Contents and the Article, Section and subsection headings are included solely for convenient reference and shall not be deemed to provide an accurate description of the content of any Article, Section or subsection hereof or otherwise affect the meaning or interpretation of any of the provisions hereof.

        8.6      SCHEDULES, ETC. Any Schedules and Exhibits referred to in this Agreement are an integral part of this Agreement and are expressly incorporated herein by reference. Any information disclosed in any such Schedule shall be deemed to be disclosed on each other Schedule to this Agreement to which such information may reasonably apply so long as such disclosure is in sufficient detail to enable a reasonable person to identify the other Schedule to which such information is responsive.

        8.7      SEVERABILITY. If any term or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable in any respect, the remainder of the terms and provisions shall be unaffected and shall remain in full force and effect, and any such invalid, void or unenforceable term or provision shall be construed by limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable Law.

        8.8      COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument.

        8.9      ASSIGNMENT; SUCCESSORS AND ASSIGNS. This Agreement shall be binding and shall inure to the benefit of the parties hereto and their respective transferees, successors and permitted assigns (each of which transferees, successors and permitted assigns shall be deemed to be a party hereto for all purposes hereof). This Agreement may not be assigned by the parties hereto without the prior written consent of the other party to this Agreement and any purported assignment made without such consent shall be void, except that Buyer may (a) by written agreement expressly identifying Seller as a third-party beneficiary, assign, as a whole, its rights and obligations under Section 6.1(vi) and 6.4.4 to a bona fide purchaser of the Eufaula property, provided such assignment includes any and all obligations of Buyer, and any and all limitations on Seller’s obligations, related to a claim under Section 6.1(vi) set forth in this Agreement, including, but without limitation, Section 6.3 and (b) assign this Agreement to any Affiliate of Buyer, subject to the rights, obligations and limitations applicable to Buyer under this Agreement.

        8.10      NO THIRD PARTY BENEFICIARY RIGHTS. This Agreement is not intended to and shall not be construed to give any Person, other than the parties signatory hereto and their permitted assigns, any interest, claim, right or remedy (including, without limitation, any third party beneficiary rights) under, in or with respect to this Agreement.

        8.11      GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the domestic substantive Laws of the Commonwealth of Pennsylvania, without giving effect to any choice or conflict of law provision or rule that would cause the application of the Laws of any other jurisdiction.

        8.12      CONSTRUCTION OF THE AGREEMENT. Each of the parties hereto has participated in the drafting of this Agreement after appropriate consultation with legal counsel. Therefore, any controversy over the construction of this Agreement shall be decided without regard to events of authorship and the language of this Agreement shall not be preemptively construed against any of the parties hereto.

        8.13      KNOWLEDGE. Any reference to “knowledge” in this Agreement shall mean the actual knowledge of a particular fact or other matter of a Person without independent investigation or inquiry. For the purposes of the knowledge of this Agreement, the “knowledge of Seller or the Company” shall be limited to the knowledge of those persons listed on Schedule 8.13.

        8.14      WAIVER OF JURY TRIAL. BUYER AND SELLER HEREBY IRREVOCABLY WAIVE ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION BROUGHT BY OR AGAINST ANY OF THEM DIRECTLY OR INDIRECTLY RELATING TO OR ARISING OUT OF THE AGREEMENT OR ANY AGREEMENT, INSTRUMENT, CERTIFICATE OR OTHER DOCUMENT EXECUTED OR DELIVERED PURSUANT HERETO.

[signature page follows]

        IN WITNESS WHEREOF, the parties hereto, intending to be legally bound by the terms hereof, have hereunto set their hands, as of the date first above written.

TFX EQUITIES INCORPORATED
Attest: /s/ Joan W. Schwartz	By: /s/ Kevin K. Gordon
Name: Kevin K. Gordon
Title: President
JOHNSON OUTDOORS INC.
Attest: /s/ Stacy Hunt	By: /s/ Alisa Swire
Name: Alisa Swire
Title: Vice President, Business Development & Legal Affairs

GUARANTEE

        The undersigned (“Guarantor”), in order to induce Buyer to execute the above Agreement and the Transaction Documents and to complete the transactions contemplated thereby, hereby unconditionally guarantees the full and prompt payment and performance of the obligations of Seller set forth in the Agreement. The Guarantor’s liability for payment and performance of its obligations hereunder shall be absolute and unconditional; the Guarantor unconditionally and irrevocably waives each and every defense which, under principles of guarantee or suretyship law or otherwise, would operate to impair or diminish such liability; and nothing whatever except actual full payment and performance to Buyer of such obligations shall operate to discharge the Guarantor’s liability hereunder. Guarantor hereby represents that it has all requisite corporate power and authority to execute this Guarantee and to guarantee the full and prompt payment and performance of the obligations of Seller set forth in the Agreement.

        This Guarantee shall inure to the benefit of Buyer, its successors and assigns and shall be binding upon the Guarantor’s successors and assigns.

TELEFLEX INCORPORATED
Attest: /s/ Joan W. Schwartz	By: /s/ Kevin K. Gordon
Name: Kevin K. Gordon
Title: Vice President